UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIKING SYSTEMS, INC.

(Name of Subject Company)

VIKING SYSTEMS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92685Q200

(CUSIP Number of Class of Securities)

John Kennedy

President and Chief Executive Officer

Viking Systems, Inc.

134 Flanders Road

Westborough, MA 01581

(508) 366-3668

With a copy to:

Amy M. Trombly, Esq.

Trombly Business Law, PC

1320 Centre Street, Suite 202

Newton, MA 02459

(617) 243-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Viking Systems Inc., a Delaware corporation (“Viking” or the “Company”).  The Company’s principal executive offices are located at 134 Flanders Road, Westborough, MA 01581, and its telephone number is (508) 366-3668.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the shares of the Company’s common stock being referred to as the “Shares”).  As of August 13, 2012, there were (1) 72,554,620 Shares outstanding, (2) outstanding stock options to purchase 11,657,920 Shares and (3) outstanding warrants to purchase 29,864,794 Shares.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the filing person. The name, business address and business telephone number of the Company are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.vikingsystems.com.  The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Arrow Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CONMED Corporation, a New York corporation (“Parent”), as described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares for $0.27 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 13, 2012, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and the satisfaction or, if permissible, waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement also provides that if Parent and Purchaser own 90% or more of the outstanding Shares of the Company following completion of the Offer, then the Company, Parent and Purchaser will take all necessary and appropriate action to effect a “short-form” merger under Delaware law without obtaining additional approval of the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Parent or Purchaser, including as a result of an exercise by Purchaser of the Top-Up Option (as defined below in “Item 8. Additional Information - Top-Up Option”) (if necessary to ensure that at least 90% of the Shares are owned by Purchaser), and (ii) by stockholders who have perfected and not withdrawn their statutory rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest. As of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of Shares will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration, without interest. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent.

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The Offer is initially scheduled to expire at 12:00 midnight, New York City time on Friday, September 21, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

According to the Schedule TO, the office address of each of Parent and Purchaser is 525 French Road, Utica, New York 13502, and their telephone number is (315) 797-8375.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company or its Affiliates and Purchaser, Parent or Their Affiliates

Merger Agreement

On August 13, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains various representations, warranties and covenants made by the Company to Parent and Purchaser and representations, warranties and covenants made by Parent and Purchaser to the Company. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. Such confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations, warranties and covenants in the Merger Agreement are intended solely to allocate risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those applicable to the Company’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosure about the Company, Parent or Purchaser without consideration of the foregoing and the entirety of the public disclosure of the Company or Parent as set forth in their respective public reports filed with the SEC.

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Representation on Board

If Purchaser accepts for payment the Shares tendered into the Offer, then from time to time thereafter Purchaser is entitled to designate to the Company’s board of directors (the “Board”) such number of directors, rounded up to the nearest whole number, as is equal to the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser) multiplied by the percentage of the outstanding Shares (determined on a fully diluted basis) then beneficially owned by Purchaser and its affiliates. Upon exercise of such right by Purchaser, the Company will use reasonable best efforts to (i) elect or appoint Purchaser’s designees to the Board, including by promptly filling vacancies or newly created directorships, increasing the size of the Board and/or securing the resignations of such number of its incumbent directors and (ii) cause the directors so elected or appointed by Purchaser to constitute the same percentage (rounded up to the nearest whole number) of the members of each committee of the Board as such directors represent on the Board. For more information, see Section 11-“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Interim Financing

Immediately following the Company’s entry into the Merger Agreement, Parent provided the Company with a loan (the “Bridge Loan”), evidenced by a promissory note secured by the Company’s assets, with a principal amount of up to $1,000,000 ($500,000 of which was drawn on August 14, 2012, and up to $500,000 of which will be available to be drawn on or after September 12, 2012), and accruing simple interest on the outstanding amount at the prime rate (as published from time to time in the Wall Street Journal) plus two percent per annum, compounding annually. Following the occurrence of an event of default, as further specified in the promissory note, the annual interest rate would increase by an additional two percent per annum. The promissory note has a maturity date that is ninety calendar days following the earlier of: (a) the termination of the Merger Agreement for any reason, or (b) the Closing Date (as defined in the Merger Agreement). However, if (i) the Company terminates the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement and/or (ii) the Company enters into an Alternative Acquisition Agreement (as defined in the Merger Agreement), then the maturity date will be two business days after the earlier of the events described in (i) and (ii).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the secured promissory note evidencing the Bridge Loan, a copy of which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Arrangements between the Company and its Directors, Executive Officers and Affiliates

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain directors and executive officers of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

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Effect of the Offer and Merger on Shares of Common Stock, Stock Options and Warrants held by Directors, Executive Officers and Affiliates

Shares of Common Stock

If the Company’s directors and executive officers who own Shares tender their Shares in the Offer, they will receive the same cash Offer Price for each Share tendered, on the same terms and conditions, as the other stockholders of the Company. As of August 13, 2012, the Company’s directors and executive officers beneficially owned, in the aggregate, 9,532,727 Shares, excluding any Shares issuable upon the exercise of options to purchase Shares (“Stock Options”) or warrants to purchase Shares (“Warrants”). If the directors and executive officers were to tender all 9,532,727 of these Shares in the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive an aggregate of approximately $2,573,836 in cash, less any applicable withholding taxes. If the directors and executive officers of the Company who own Shares do not tender their Shares in the Offer, upon consummation of the Merger, their Shares will represent the right to receive the same Per Share Merger Consideration as the other stockholders of the Company.

The table below sets forth, as of August 13, 2012, the approximate cash consideration that each of the directors and executive officers of the Company would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Cash Consideration for Shares
John “Jed” Kennedy	–	–
Robert Mathews	–	–
William C. Bopp	9,522,727	$2,571,136
Joseph A. De Perio	10,000	$2,700
Hooks K. Johnston	–	–
Amy S. Paul	–	–
William Tumber	–	–

Stock Options

The Merger Agreement provides that each Stock Option granted pursuant to the Company’s equity incentive plans or otherwise that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will only entitle to holder to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the total number of Shares subject to such Stock Option immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under the Stock Option, less applicable taxes required to be withheld with respect to such payment. Each Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price that equals or exceeds the Per Share Merger Consideration will be cancelled at the Effective Time without receipt of any payment.

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The following table sets forth, as of August 13, 2012, based upon an Offer Price of $0.27, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Stock Options which have exercise prices less than the Offer Price of $0.27 per Share (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Stock Options prior to the Effective Time).

Name	Number of Shares Underlying Stock Options (#)	Stock Option Exercise Price ($)	Aggregate Proceeds ($)	Total Cash Consideration ($) (4)
John “Jed” Kennedy	2,100,000 (1)	$0.0076	$551,040	$729,540
	700,000 (2)	$0.015	$178,500
Robert Mathews (5)	-	-	-	-
William C. Bopp	75,000	$0.24	$2,250	$7,800
	75,000 (3)	$0.21	$4,500
	37,500	$0.242	$1,050
Joseph A. De Perio	75,000 (3)	$0.21	$4,500	$4,500
Hooks K. Johnston	75,000 (3)	$0.21	$4,500	$4,500
Amy S. Paul	75,000 (3)	$0.21	$4,500	$4,500
William Tumber	75,000 (3)	$0.21	$4,500	$26,100
	75,000	$0.04	$17,250
	75,000	$0.242	$2,100
	75,000	$0.24	$2,250

(1)	Includes Stock Options to purchase 626,250 Shares that were unvested as of August 13, 2012, but that will be fully vested at the Effective Time.

(2)	Includes Stock Options to purchase 175,000 Shares that were unvested as of August 13, 2012, but that will be fully vested at the Effective Time.

(3)	Includes Stock Options to purchase 75,000 Shares that were unvested as of August 13, 2012, but that will be fully vested at the Effective Time.

(4)	This column sets forth the total cash consideration that the respective director or officer would be entitled upon cancellation of all currently-held Stock Options.

(5)	All of Mr. Mathews’ outstanding Stock Options have exercise prices that exceed the Offer Price, and as such, he will not receive any payment in exchange for cancellation of his Stock Options.

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Warrants

The Merger Agreement provides that each Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether then exercisable or vested, will be cancelled and will only entitle the holder to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the total number of Shares subject to such Warrant immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Warrant, without interest, less applicable taxes required to be withheld with respect to such payment.

The following table sets forth, as of August 13, 2012, based upon an Offer Price of $0.27, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Warrants (assuming that each such director and executive officer does not otherwise convert any outstanding Warrants into Shares prior to the Effective Time).

Name	Number of Shares Underlying Warrants (#)	Warrant Exercise Price ($)	Aggregate Proceeds ($)	Total ($)
John “Jed” Kennedy	-	-	-	-
Robert Mathews	-	-	-	-
William C. Bopp	11,765,792	$0.18	$1,058,921	$1,058,921
Joseph A. De Perio	-	-	-	-
Hooks K. Johnston	-	-	-	-
Amy S. Paul	-	-	-	-
William Tumber	-	-	-	-

Executive Change of Control Agreements

On August 6, 2008, the Company entered into change of control agreements with John “Jed” Kennedy, the Company’s then-President and Chief Operating Officer and current President and Chief Executive Officer, and Robert Mathews, the Company’s Executive Vice President and Chief Financial Officer (the “Executive Agreements”).  On August 23, 2012, the Company, on the one hand, and each of Mr. Kennedy and Mr. Mathews, on the other hand, entered into new Executive Agreements to make certain changes to comply with applicable tax law and to ensure that each of Mr. Kennedy and Mr. Mathews is protected against any adverse consequences if the Executive Agreements are determined not to comply with applicable tax law. The Executive Agreements, which are substantially the same, provide each executive with certain separation benefits in the event of a “Change of Control,” as such term is defined in the Executive Agreements, of the Company followed by an involuntary separation, other than for “Cause,” as such term is defined in the Executive Agreements and set forth below, or for disability, or a termination by the executive for “Good Reason,” as such term is defined in the Executive Agreements and set forth below. It is anticipated that, in connection with the transactions contemplated by the Merger Agreement, a “Change of Control,” as defined by the Executive Agreements, will be triggered, and therefore, such transactions would result in the payment of the benefits discussed below upon a subsequent qualifying termination of employment. Under each respective Executive Agreement, if at any time during the two-year period following a Change of Control, the executive is terminated other than for Cause or for disability, or if the Executive Agreement is terminated by the executive for Good Reason, the executive will receive:

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—	a lump sum in cash within 10 days after the date of receipt of a written notice of termination (the “Date of Termination”) consisting of the aggregate of the following amounts:

o	to the extent not theretofore paid, the executive’s base salary through the Date of Termination at the rate in effect on the Date of Termination or, if higher, at the highest rate in effect at any time within the two year period preceding the Change of Control (the “Highest Base Salary”);

o	the product of (x) the higher of the annual bonuses, if any, paid to the executive for the two full fiscal years prior to the Change of Control (the “Recent Bonus”) and (y) the fraction obtained by dividing (i) the number of days between the Date of Termination and the last day of the last full fiscal year and (ii) 365;

o	the sum of (x) the Highest Base Salary and (y) the Recent Bonus; and

o	in the case of compensation previously deferred by the executive, all amounts previously deferred and not yet paid by the Company;

—	health and welfare benefits for 18 months after the Date of Termination, for the executive and/or the executive’s family at least equal to those benefits as would have been provided to them in accordance with the plans, programs, and polices described in the agreement;

•	in lieu of providing health insurance benefits, the Company may, in its sole discretion, make a monthly cash payment, payable on the fifth day of each month following the Date of Termination during the eighteen-month period following the Date of Termination, equal to 1.75 times the average monthly cost subsidized by the Company to provide health insurance benefits to the executive and/or the executive’s family during the 12 months prior to the Date of Termination; and

—	if applicable, for the purposes of eligibility for retiree benefits, if any, pursuant to such plans, programs and policies, the executive shall be considered to have remained employed until the end of the Employment Period, as defined in the Executive Agreement, and to retire on the last day of such period.

Under each Executive Agreement, the Company may terminate the executive’s employment for “Cause,” defined for purposes of the Executive Agreements, to mean (i) acts of dishonesty taken by the executive and intended to result in substantial personal enrichment of the executive at the expense of the Company, (ii) repeated violations by the executive of his obligations as described in the Executive Agreement which are demonstrably willful and deliberate on the executive’s part and which are not remedied after the receipt of notice from the Company or (iii) the executive being charged with a felony.

Under each Executive Agreement, the executive may resign his employment for “Good Reason,” which generally means (i) assignment to the executive of any duties inconsistent with the position, authority, duties or responsibilities held, exercised and assigned during the 90-day period immediately preceding the date of the Change of Control, (ii) the Company’s failure to comply with its obligations as described in the Executive Agreement, other than an insubstantial and inadvertent failure which is remedied by the Company promptly after receipt of notice given by the executive; (iii) a requirement by the Company that the executive relocate his office more than 35 miles from its location prior to the date of the Change of Control; (iv) the Company’s failure to require a successor to assume the Executive Agreement, in each case, subject to the Company’s right to cure such circumstance; and (v) termination by the executive for any reason during the six-month period immediately following the first anniversary of the date of the Change of Control.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Executive Agreements, copies of which are filed as Exhibits (e)(2) and (e)(3) hereto and incorporated herein by reference.

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The material payments and benefits that would be payable upon a qualifying termination immediately following the Effective Time, which for purposes of this table are each assumed to occur on September 30, 2012, are as follows:

	Termination Pay		Continuation of Health and Welfare Benefits (2)
Name	Highest Base Salary	Recent Bonus (1)
John “Jed” Kennedy	$273,000	$54,600 (3)	$36,000
Robert Mathews	$220,500	$33,075 (4)	$36,000

(1)	The amounts in this column assume the maximum payout amount expected to be earned as bonus compensation for fiscal year 2012 under the Viking Systems, Inc. 2012 Management Incentive Compensation Plan, as amended.

(2)	The amounts in this column assume the estimated costs of providing health and welfare benefits for eighteen months, as currently provided under the Company’s existing plans.

(3)	Mr. Kennedy is eligible for a maximum payout of up to 20% of his annual salary, or $54,600, as bonus compensation for fiscal year 2012 under the Viking Systems, Inc. 2012 Management Incentive Compensation Plan, as amended.

(4)	Mr. Mathews is eligible for a maximum payout of up to 15% of his annual salary, or $33,075, as bonus compensation for fiscal year 2012 under the Viking Systems, Inc. 2012 Management Incentive Compensation Plan, as amended.

Director Compensation

Members of the Board receive the following compensation: $1,500 quarterly retainers, $3,000 for in-person attendance at each Board meeting, $1,000 for telephonic attendance at Board meetings and $500 for each committee meeting attended.  Additionally, the Audit Committee and Compensation Committee chairperson receive quarterly fees of $1,500 and $1,000, respectively, and the Chairman of the Board receives a quarterly fee of $2,500.

Pursuant to the Company’s stockholder-approved Non-Employee Directors’ Stock Option Plan (the “Director’s Plan”), each person who is elected or appointed to be a non-employee director for the first time after the effective date of the Directors’ Plan is automatically granted a Stock Option to purchase 150,000 Shares upon such election or appointment. In addition, each non-employee director who continues to serve as a non-employee director is automatically granted a Stock Option to purchase 75,000 Shares on April 30 of each calendar year. Provided, however; that if a person who is first elected as a non-employee director after the effective date of the Directors’ Plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of Shares subject to such annual grant shall be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non-employee director. The Stock Options vest 100% on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to the Company or one of its affiliates. Stock Options granted under the Directors’ Plan have an exercise price equal to 100% of the fair market value of the common stock on the grant date of such Stock Options and a term of ten years. Vesting of the Stock Options granted under the Director’s Plan may be accelerated at the discretion of the Board prior to a change of control, as such term is defined in the Director’s Plan. On August 13, 2012, the Board determined to accelerate such Stock Options.

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2012 Management Incentive Compensation Plan

On February 28, 2012, the Board approved the Viking Systems, Inc. 2012 Management Incentive Compensation Plan (the “2012 Plan”), designed to retain and reward the highly qualified executives and management personnel important to the Company’s success, and to provide incentives relating directly to the financial performance and long-term growth of the Company. The approved executive officers in the 2012 Plan are Mr. Kennedy, the Company’s President and Chief Executive Officer, and Mr. Mathews, the Company’s Executive Vice President and Chief Financial Officer. Each member of the Company’s management personnel is also eligible to participate in the 2012 Plan.

The 2012 Plan provides for target bonus amounts as incentive compensation, calculated as a percentage of each participant’s annual salary, if certain financial goals and other individual objectives are met during fiscal year 2012. The 2012 Plan includes four components: (A) the following three components, which are based on the financial performance of the Company: the number of 3DHD Vision systems placed by sale or rental (excluding demo-priced units), total annual revenue, and operating income before depreciation, interest, amortization and non-cash Stock Option charges equal to or greater than zero; and (B) an individual component, which is based on the performance of the 2012 Plan participant. Seventy-five percent of each 2012 Plan participant’s bonus target is tied evenly to all of the financial components (25% each). The remaining 25% of each 2012 Plan participant’s bonus target is tied to achievement of his or her individual goals for the fiscal year 2012.

Amendment to the 2012 Management Incentive Compensation Plan

On August 13, 2012, the Board, upon recommendation of the Compensation Committee of the Board, approved an amendment to the 2012 Plan. Under the 2012 Plan, as amended, the Company will pay out at 100% achievement of full year target bonus amounts for the portion of the target bonus tied to the individual performance of the 2012 Plan participant to participants who cooperate with and facilitate the Merger, if the Merger closes. At the Effective Time, Mr. Kennedy, the Company’s President and Chief Executive Officer, will make the final determination as to the payout amount earned by each 2012 Plan participant. Mr. Kennedy, who will recuse himself in regards to determinations as to his own bonus compensation, will be eligible for a maximum payout of up to 20% of his annual salary, or $54,600. Mr. Robert Mathews, the Company’s Executive Vice President and Chief Financial Officer, will be eligible for a maximum payout of up to 15% of his annual salary, or $33,075. The final determination amount will be considered earned on the date of the Effective Time and is expected to be paid in 2013.

Employee Matters Following Closing

The Merger Agreement provides that, for a period beginning at the Effective Time and ending on the calendar year in which the Merger closes, Company employees will be provided with pension and welfare benefits that are substantially comparable in the aggregate to the employee welfare benefits and employee pension benefits that are generally made available to similarly situated employees of Parent or its subsidiaries.

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As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Purchaser, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding, other than a general statement by Parent to Mr. Jed Kennedy, the Company’s President and Chief Executive Officer, of Parent’s interest in the possibility of retaining him as the senior executive at the Westborough, MA facility, and a general statement to Mr. Kennedy that Parent would hope to be able to retain all of the employees currently located at the Westborough, MA location. Although it is possible that certain other members of the Company’s current management team will enter into arrangements with Parent, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, other than Parent’s general statement of its interest in the possibility of retaining Mr. Kennedy, no discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Rule 14d-10(d) Matters

The Compensation Committee of the Board (composed solely of non-employee directors that are “independent directors” in accordance with the requirements of Rule 14d-10(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each agreement, arrangement or understanding entered into by the Company or a subsidiary of the Company on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

Section 16 Matters

The Board approved resolutions that provide that any disposition of Shares (including Stock Options to purchase Shares and Warrants to purchase Shares) pursuant to the Merger Agreement by any officer or director of the Company, will be exempt from Section 16(b) under the Exchange Act pursuant to Rule 16b-3 thereunder.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

As permitted by Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation, as amended, includes a provision that eliminates liability of its directors for monetary damages for breach of fiduciary duty of care as directors.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations. As permitted by Section 145 of the DGCL, the Company’s Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

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In addition, as permitted by Section 145 of the DGCL, the Amended and Restated Bylaws of the Company provide that:

—	The Company shall indemnify and hold harmless, to the fullest extent permitted by DGCL, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative proceedings, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with proceedings.

—	The Company shall have the power to indemnify any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any proceedings by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such proceedings.

—	The Company shall pay the expenses incurred by its directors and officers, and may pay the expenses incurred by an employee or agent of the Company, in connection with defending proceedings, except that such person shall undertake to repay such all amounts advanced if it is ultimately determined that such person is not entitled to indemnification.

—	If a claim for indemnification or payment of expenses under the applicable section of the Company’s Amended and Restated Bylaws has not been paid in full within sixty days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

—	The Company will not be required pursuant to the Amended and Restated Bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Board.

—	The rights conferred in the Company’s Amended and Restated Bylaws are not exclusive, and the Company is authorized to purchase and maintain insurance on behalf of its current and former directors, officers, employees and agents, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

—	The Company’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

—	Any repeal or modification of the Company’s Amended and Restated Bylaws shall not adversely affect any right or protection of any person covered under the Company’s Amended and Restated Bylaws in respect to any act or omission occurring prior to the time of such repeal or modification.

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The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11-“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase.

Continuing Directors

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11-“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

After careful consideration, at a meeting held on August 13, 2012, the Board acting upon the unanimous recommendation of independent directors of the Board (i) approved and declared advisable the Merger Agreement and the Offer, the Merger, the Top-Up Option (including the issuance of the Top-Up Option Shares (as defined below in “Item 8. Additional Information - Top-Up Option”)) and the other transactions contemplated by the Merger Agreement and by the Ancillary Agreements (as defined in the Merger Agreement) (collectively the “Transactions”) in accordance with the requirements of the DGCL, (ii) determined that the terms of the Offer, the Merger Agreement, the Merger and the other Transactions are fair and in the best interests of the Company and to the holders of the Shares, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law to consummate the Merger, vote their Shares in favor of adopting the Merger Agreement.

Accordingly, and for the reasons described in more detail below, the Board, by unanimous vote (other than Messrs. Bopp, De Perio, and Kennedy who opted to recuse themselves from the vote) recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

Background of the Offer and the Merger; Reasons for the Recommendation of the Board

Background of the Offer and the Merger

The Board, with the assistance of the Company’s senior management and advisors, continually reviews and assesses the Company’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Board also periodically reviews the Company’s strategic and financial alternatives, including prospects for mergers and acquisitions, and sources of financing such as an equity line.

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In December 2011, the Company was notified by its largest U.S. distributor of 3DHD products of a significant reduction in the distributors’ sales forecast for the fourth quarter of 2011 and the first half of 2012. This change in forecasted sales resulted in management revising the Company’s forecasted cash position. Due to the Company’s forecasted net losses and cash usage, the lack of resources to establish a direct sales force in the United States, and the difficulty and expense of launching a new medical device in the current economic environment, the Company decided to seek proposals from investment banking firms and/or financial advisors to assist the Company in evaluating its strategic and financing alternatives.

On January 17, 2012, the Company retained Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) to act as its exclusive financial advisor and to assist the Company in exploring strategic and financing alternatives, including a possible sale or merger of the Company. Between such date and early March 2012, members of the Company’s management team and Cantor Fitzgerald worked together to prepare a Confidential Information Memorandum (“CIM”) for dissemination to interested parties, as well as related materials. Cantor Fitzgerald also worked with the Company to create a list of potential acquirers, which list included potential strategic buyers and private equity entities, as well as potential growth investors. Potential strategic buyers, including Parent, were selected by Cantor Fitzgerald and management based upon a number of factors, including the professional judgment of Cantor Fitzgerald and management, the extent of such potential buyers’ participation in the medical device and/or healthcare sectors, historical interest in pursuing transactions in the medical device and/or healthcare sectors, and the financial resources of such companies, among other factors. Potential private equity buyers and growth investors, were selected based upon the professional judgment of Cantor Fitzgerald and management, historical investment activity or interest in the medical device and/or healthcare sectors, published fund sizes, and the level of prior discussions with the Company, among other factors.

At the request of the Company, Cantor Fitzgerald began to contact potential interested parties in February 2012. Cantor Fitzgerald contacted 64 potential strategic buyers and investors, of which 30 were strategic and 34 were financial. 47 interested parties requested additional information and, at the request of the Company, were furnished with an executive summary describing the Company. Of the 47 potential purchasers, 5 interested parties requested a CIM and 5 non-disclosure agreements were negotiated and subsequently executed by the Company. Concurrently, Cantor Fitzgerald contacted 28 investors regarding a potential $10 million equity financing and facilitated several conference calls with management.

Between February and April 2012, conference calls between management and interested parties (including Parent on April 12, 2012, as described in further detail below) were held and preliminary diligence by interested parties was conducted. During this period, Cantor Fitzgerald updated management and certain Board members regularly regarding ongoing dialogue with interested parties.

Also during this period, on February 8, 2012, a representative of Cantor Fitzgerald initiated contact with William W. Abraham, Vice President – Business Development of Parent, indicating that the Company was reviewing potential strategic alternatives and inquiring as to whether Parent would have an interest in learning more about the opportunity.

On February 22, 2012, in response to follow-up correspondence from Cantor Fitzgerald, Mr. Abraham replied that Parent would be interested in reviewing more information about the Company. Later that day, Cantor Fitzgerald sent Mr. Abraham a draft confidentiality agreement.

15

On March 15, 2012, Parent and the Company agreed to the final terms of the confidentiality agreement and executed it. Pursuant to the definitive confidentiality agreement, the parties agreed to use each other’s confidential information solely for the purpose of evaluating and, if applicable, negotiating a possible business relationship with each other.

On March 20, 2012, Parent received a confidential information memorandum from Cantor Fitzgerald describing the Company’s business and operations.

On or about March 28, 2012, representatives of the Company met with representatives from a synergistic private company, referred to in this Schedule 14D-9 as Party A, at the Company’s offices and demonstrated the Company’s 3D technology and discussed the how the companies’ technologies could complement each other.

Party A invited representatives of the Company to visit Party A’s facilities to better understand Party A’s products and technology. On April 3, 2012, representatives of the Company met again with representatives of Party A and toured Party A’s facilities.

On April 12, 2012, at Parent’s request, representatives of Cantor Fitzgerald and the Company, including John “Jed” Kennedy, the Company’s President and Chief Executive Officer, participated in a conference call with representatives of Parent to discuss the Company’s business and technology. Over the next several weeks, representatives of Parent and Cantor Fitzgerald corresponded about the transaction process.

On April 18, 2012, Cantor Fitzgerald participated on a Board call and discussed the status of its outreach to potential acquirers of the Company and investors, including the number of parties contacted to date, the number of parties that received executive summaries and the number of active parties remaining.

On April 23, 2012, Cantor Fitzgerald received preliminary terms from an institutional investment fund for a financing transaction at a material discount to the Company’s $0.20 per Share closing market price plus, at the investors’ option, the right to purchase additional Shares through the issuance of a substantial number of warrants. Thus, the transaction was highly dilutive. Additionally, the preliminary terms included an anti-dilution protection provision and price adjustments that are prohibited under the terms of the Company’s private placement completed in May 2011. On April 26, 2012, Cantor Fitzgerald presented the preliminary terms to management. Following additional discussion, Cantor Fitzgerald was instructed to seek alternatives to the proposed financing. No alternative financing proposals deemed acceptable to management were developed from this effort or from ongoing separate efforts by management in this same regard.

On April 23, 2012, Cantor Fitzgerald sent notifications to interested parties regarding the acquisition of the Company with instructions for submission of preliminary proposals due May 7, 2012. Cantor Fitzgerald asked that each potential acquiror include in its indication of interest its proposed purchase price per Share for the Company, the proposed timing for the consummation of the transaction, any material conditions to the transaction, and other information deemed relevant by Cantor Fitzgerald and management. No preliminary proposals were received by May 7, 2012.

On May 8, 2012, Parent indicated it would not be submitting a preliminary proposal. However, during the first two weeks of June 2012, representatives of Parent and Cantor Fitzgerald continued to hold discussions about the Company and the status of its strategic review, and Cantor Fitzgerald informed Parent that the Company was still open to discussing the possibility of a transaction with Parent.

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On May 9, 2012, the Company received a proposal from Party A to acquire the Company. The proposal from Party A consisted of a cash offer in the range of $0.24 - $0.27 per Share for Shares held publicly, which was conditioned upon certain large Company stockholders rolling their ownership positions into the combined, privately-held company (“NewCo”). On May 11, 2012, Cantor Fitzgerald provided an update to the Board regarding the due diligence and meetings conducted with potential acquirers, as well as the outreach to investors relating to a financing transaction.

On May 17, 2012, the Board held a call with representatives from Cantor Fitzgerald and the Board’s legal advisor, Trombly Business Law, PC (“Trombly”), to discuss the proposal submitted by Party A. As a result of certain members of the Board being identified by Party A as stockholders who would likely be requested to roll their share ownership into Newco, the Board formed a special committee of independent directors (the “Special Committee”) to evaluate the proposal from Party A. The Special Committee consists of Mr. Hooks Johnston, Ms. Amy S. Paul and Mr. William Tumber.

The Special Committee evaluated the cash offer price for Shares in conjunction with the Special Committee’s view of the true value of the Company, the potential financial results for the Company’s second quarter, and the viability of Party A’s proposal given its requirement that certain stockholders roll their investments forward into NewCo. Following preliminary negotiations with Party A and deliberations by the Special Committee, on May 21, 2012, the Special Committee had a call with representatives from Cantor Fitzgerald to further discuss the proposal submitted by Party A and the status of the outreach to investors regarding a near-term financing. As part of its review of Party A’s proposal, the Special Committee contacted certain large stockholders of the Company. Such stockholders responded that they were not open to receiving an ownership interest in a private company with negative cash flow and no liquid securities. Due to Party A’s unwillingness to propose an acquisition of the Company which was not conditioned upon the participation of certain large stockholders of the Company, the Special Committee recommended pursuing alternative transaction structures to Party A’s initial proposal. Due to the potential perceived issues with equitable treatment for all the Company’s stockholders and the response from certain large stockholders that they were not open to receiving an ownership interest in a private company with negative cash flow and no liquid securities, the Special Committee declined to further consider the structure proposed by Party A.

On June 6, 2012, Mr. Kennedy, the Company’s President and Chief Executive Officer, received a call from Parent indicating renewed interest in learning more about the Company’s technology and exploring a potential acquisition of the Company by Parent. Shortly thereafter, a representative of Cantor Fitzgerald received a similar call from Mr. Abraham.

On June 13, 2012, the Board held a call with representatives of Cantor Fitzgerald to discuss the ongoing negotiations with Party A regarding alternative transaction structures, as well as the renewed interest received from Parent regarding an acquisition of the Company.

Also, on June 13, 2012, during a meeting of the Board, management presented a draft term sheet for an equity line of credit with Party B.  The Board authorized management to continue discussions regarding the equity line of credit and to enter into such term sheet. The arrangement was ultimately not consummated for multiple reasons, including: (i) an equity line of credit would have taken several months to become fully operational such that the Company could access financing; (ii) it was understood that the Company’s ability to raise capital under such arrangement would be directly tied to the liquidity of the Company’s stock and the recent trend of the stock had been one of low trading volumes and decreasing price; and (iii) the Company would need to incur an estimated $30,000 - $40,000 of expenses to register any shares to be sold under an equity line with no guarantee that any significant amount of capital could be raised in a timely way. In addition, there were concerns by the Board that an announcement of an equity line of credit could negatively impact discussions with strategic partners/buyers at this critical time.

17

On June 19, 2012, representatives of Parent, including Joseph G. Darling, President of CONMED Linvatec and Vice President of Corporate Commercial Operations, attended a meeting held at the Company’s offices in Massachusetts, at which Company management made a presentation about the Company’s business and operations. Concurrently, management instructed Cantor Fitzgerald to re-contact selected strategic buyers and to continue the exploration of financing alternatives. Cantor Fitzgerald re-contacted selected investors regarding a smaller financing transaction to fund the Company in the near-term. During this time, management also re-engaged with Party A regarding a potential minority investment and licensing agreement.

On July 6, 2012, Mr. Darling called Mr. Kennedy to inquire as to the status of the Company’s process. Mr. Kennedy replied that Company was quite far along and inquired as to whether Parent would be submitting an acquisition proposal. Mr. Darling indicated that he would discuss the matter with Parent management. Also that day, a representative of Cantor Fitzgerald called Mr. Abraham to ask whether Parent would be submitting an acquisition proposal.

On July 10, 2012, Parent sent to Cantor Fitzgerald a proposal (the “July 10 Proposal”) for Parent to acquire all of the outstanding Shares for $0.20 per Share, which represented a premium of 11.1% to the Company’s closing price on July 9, 2012. Later that day and in the ensuing days, representatives of Parent discussed the July 10 Proposal with representatives of Cantor Fitzgerald and the Company. A representative of Cantor Fitzgerald advised Mr. Abraham that the Board and the Company’s stockholders might view the July 10 Proposal as inadequate.

On July 11, 2012, the Board held a call with representatives from Cantor Fitzgerald to review the proposal from Parent and requested Cantor Fitzgerald approach Parent to improve its proposal. On July 12, 2012, Mr. Kennedy informed Mr. Darling that Parent would need to increase its proposed acquisition price before the Company would engage in further negotiations with Parent. On July 13, 2012, Parent sent to Cantor Fitzgerald a revised proposal (the “July 13 Proposal”) for Parent to acquire all of the outstanding Shares for $0.22 per Share, which represented a premium of 15.8% to the Company’s closing price on July 12, 2012. The July 13 Proposal provided that, among other conditions to the proposed transaction, Parent would require the Company’s major stockholders to enter into voting agreements in support of the transaction. In addition, the July 13 Proposal indicated that Parent’s non-binding offer expired on July 17, 2012 and requested that the Company not solicit any competing proposals prior to August 12, 2012.

After discussions with management, the Special Committee, and Cantor Fitzgerald, Party A declined to pursue an offer to acquire the Company with no requirement that existing stockholders roll their ownership positions into NewCo. On July 16, 2012, Party A submitted a preliminary term sheet consisting of $6 million in secured five-year convertible notes (convertible into 14% ownership of the Company on a fully-diluted basis) and a $1.5 million payment tied to a license and supply agreement (the “License Agreement”). The License Agreement set forth an arrangement whereby Party A would exclusively market the Company’s 3DHD system in the United States through a significant expansion of its direct sales force and would be required to meet annual sales quotas. The Company would have the right to terminate the License Agreement in the event of Party A’s failure to achieve a specified quota of system sales, though the convertible notes would remain in place.

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Also on July 16, 2012, the Board held a call with representatives from Cantor Fitzgerald and Trombly to review and discuss an update regarding the negotiations with Parent and Party A, including the terms of Party A’s proposal submitted earlier that day. The Board discussed timing considerations, diligence requirements, and execution risk regarding both proposals. The Board expressed concerns that approving the License Agreement with Party A carried significant execution risk because Party A had yet to build out its direct sales force and would likely face challenges similar to those confronting the Company. The Board also had concerns regarding the use of secured convertible notes as a financing vehicle in the event the License Agreement was terminated due to Party A’s inability to perform. The Board instructed Cantor Fitzgerald and management to approach (i) Parent to improve its proposal, because the Special Committee determined that the consideration under the July 13 Proposal was inadequate and (ii) Party A to improve its term sheet to require conversion of the notes under certain circumstances to decrease the Company’s risk should Party A underperform. Discussions with Party A resulted in no material improvements to the term sheet, and, ultimately, Party A declined to submit a revised term sheet.

On July 17, 2012, the Board held a call with representatives from Cantor Fitzgerald to discuss the Company’s financial performance during Q2 2012 and the delivery of this update to the interested parties. During Q2 2012, the Company sold 8 3DHD systems for clinical use, all of which were in the international market. Revenues for the three months ending June 30, 2012 were $2.2 million, or a 14% decrease as compared with the second quarter of 2011.

On July 17, 2012, Mr. Abraham discussed the July 13 Proposal with a representative of Cantor Fitzgerald, who stated that the proposed consideration represented by the July 13 Proposal was still inadequate. In addition, the representative of Cantor Fitzgerald indicated that the Company was expected to incur approximately $1 million in transaction expenses, for which Parent would become responsible by virtue of the proposed acquisition. The representative of Cantor Fitzgerald also requested that Parent provide the Company with a loan of $1 million to finance the Company’s operations between signing and closing (the “Bridge Loan”).

On July 18, 2012, Parent sent to Cantor Fitzgerald a revised proposal (the “July 18 Proposal”) for Parent to acquire all of the outstanding Shares for $0.27 per Share, which represented a premium of 42.1% to the Company’s closing price on July 17, 2012. The July 18 Proposal also indicated that Parent would agree to cover the Company’s transaction costs up to $1 million and to provide financing of up to $1 million to support the Company’s continued operations until closing. As with the July 13 Proposal, the July 18 Proposal provided that, among other conditions to the proposed transaction, Parent would require the Company’s major stockholders to enter into voting agreements in support of the transaction. In addition, the July 18 Proposal indicated that Parent’s non-binding offer expired on July 19, 2012, and requested that the Company not solicit any competing proposals prior to August 12, 2012.

On July 19, 2012, Cantor Fitzgerald and Trombly participated on a call with the Board to review the revised proposal from Parent and to receive an update regarding Party A, who had declined to improve the terms of its financing and licensing proposal. After careful consideration of the terms of the proposal from Parent and the Company’s alternatives, the Board authorized management to execute the Letter of Intent with Parent.

On July 20, 2012, Parent sent to Cantor Fitzgerald another revised proposal (the “July 20 Proposal”), which contained the same indicative terms that were set forth in the July 18 Proposal, except that it (i) provided that Parent’s non-binding offer expired on July 24, 2012 (instead of July 19, 2012), and (ii) requested the Company’s countersignature, reflecting its agreement not to solicit any competing proposals prior to August 12, 2012.

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Later in the day on July 20, 2012, a conference call was convened in order to introduce more formally the parties and their advisors. Parent participants included Joseph J. Corasanti, CEO and President, Mr. Abraham, and Daniel S. Jonas, Vice President-Legal Affairs. Company participants included Mr. Kennedy and Robert Mathews, the Company’s Chief Financial Officer. Representatives of Parent’s outside legal counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), and the Company’s outside legal counsel, Trombly also participated.

The Company entered into a Letter of Intent with Parent on July 21, 2012, granting an exclusivity period through August 12, 2012 with the goal of finalizing the Merger Agreement on or prior to August 12, 2012. On July 23, 2012, the Company provided Parent with a countersigned copy of the July 20 Proposal. On July 23, 2012, Parent began conducting final financial, accounting, tax, legal and operational due diligence on the Company.

From July 23, 2012 through August 13, 2012, Parent and representatives of Parent and its affiliates continued their financial, accounting, tax, legal, and operational due diligence of the Company, including, among other things, visits and conference calls with certain employees and access to a virtual data room.

On July 26, 2012, Mr. Kennedy contacted Mr. Abraham about changes that were being considered with respect to the Company’s 2012 Management Incentive Compensation Plan. Mr. Kennedy stated that, in order to ensure retention and incentivize the committed work that would be necessary to complete the proposed transaction successfully, the Company planned to pay out 100% achievement of full year target bonus amounts upon closing of the transaction. Parent suggested that any such payouts should be made in 2013 to personnel who remain employed at the time of filing of Parent’s Annual Report on Form 10-K.

During the week of July 30, 2012, the Company opened an online data site, and Parent began its due diligence review of the documents made available. On July 31, 2012, several members from Parent performed on-site diligence at the Company’s headquarters in Westborough, Massachusetts, and reviewed the Company’s general operations, regulatory compliance, manufacturing, and research & development effort, among other topics. Over the next two weeks, Parent reviewed information provided and had follow-up discussions with Company employees and its representatives.

On July 31, 2012, representatives from Parent, Company, Cantor Fitzgerald, Sullivan & Cromwell, and Trombly participated in a conference call on which Parent proposed structuring the acquisition as an upfront tender offer with a back-end merger. The next day, on August 1, 2012, Mr. Jonas sent the Company a preliminary draft Merger Agreement

On August 3, 2012, representatives of Parent, Company, Cantor Fitzgerald, Sullivan & Cromwell, and Trombly convened a conference call to discuss the draft Merger Agreement. On behalf of the Company, a representative of Cantor Fitzgerald identified issues relating to: (i) a purchase price adjustment that Parent had proposed in the event that the Company’s transaction expenses exceeded $1 million; (ii) the timing of the Company’s repayment of the Bridge Loan; and (iii) a provision that Parent had proposed whereby, upon termination of the Merger Agreement under certain circumstances, Parent would have the option of receiving either a cash termination fee or a non-exclusive license of the Company’s intellectual property (the “Proposed Termination License”). On August 6, 2012, Trombly provided a revised draft of the Merger Agreement to Sullivan & Cromwell.

On August 6, 2012, Parent met with Mr. Kennedy to discuss potential integration strategies and operational objectives. At this meeting, Parent again made a general statement to Mr. Kennedy, the Company’s President and Chief Executive Officer, of Parent’s interest in the possibility of retaining him as the senior executive at the Westborough, MA facility, after consummation of the proposed transaction. As of the date of this Schedule 14D-9, the parties have not discussed any terms of such potential employment (including compensation), or entered into any agreement with respect thereto.

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On August 7, Trombly provided Sullivan & Cromwell with a schedule of the Company’s estimated transaction expenses, and, after further discussion, Parent agreed to withdraw its request for an expense-related purchase price adjustment.

On August 8, 2012, the parties convened a conference call regarding the Merger Agreement, on which Parent stated that it would be willing to withdraw its request for the Proposed Termination License, so long as (i) the Merger Agreement did not contain a reverse termination fee payable by Parent (which the Company had previously proposed) and (ii) the Merger Agreement provided that Parent would receive a capped reimbursement from the Company in the event that the Minimum Tender Condition failed to be satisfied (which the Company had previously resisted). In addition, Parent stated that it was unwilling to serve as a long-term lender to the Company in the event that the transactions were not consummated, but that Parent might be willing to accommodate the Company’s request for a slightly longer repayment period for the Bridge Loan. To that end, although Parent had originally proposed that the Bridge Loan would become payable within two business days following termination of the merger agreement for any reason, Parent agreed to extend this repayment deadline to 90 calendar days after termination (unless the Company pursued an alternative acquisition proposal).

At Parent’s direction, Sullivan & Cromwell circulated a revised Merger Agreement on August 9, 2012. Over the course of the ensuing weekend and the following Monday, the parties continued to discuss and negotiate the Merger Agreement.

Also during that period, after the Company had entered into confidentiality agreements with any relevant stockholders not already bound by confidentiality obligations, Parent finalized a tender and voting agreement (the “Tender and Voting Agreement”) with the Company’s major stockholders, pursuant to which each such stockholder agreed to tender into the Offer all of the Shares that it beneficially owns and, if necessary, vote such Shares in favor of the Merger Agreement at any stockholders’ meeting called for that purpose. In addition, Parent raised certain technical drafting issues under the Company’s executive change of control agreements, and Sullivan & Cromwell discussed these matters with Burns & Levinson LLP, personal legal counsel of Messrs. Kennedy and Mathews. The Company agreed to cooperate with Parent to enter into amendments resolving these matters after signing of the definitive Merger Agreement. To that end, on August 22, 2012, representatives of Parent discussed the proposed amendments with members of the Board’s Compensation Committee, namely Hooks K. Johnston and William Tumber, and a representative of Cantor Fitzgerald, and, on August 23, 2012, the Company entered into new executive change of control agreements with each of Messrs. Kennedy and Mathews to correct the technical drafting issues and to ensure that each of Messrs. Kennedy and Mathews is protected against any adverse consequences if the agreements are determined not to comply with applicable tax law

Also on the weekend of August 11, 2012, representatives of Sullivan & Cromwell and Trombly determined that the outstanding Warrants would need to be amended in order to enable them to be cancelled, and the holders thereof to receive such consideration upon consummation of the Merger as was contemplated by the proposed Merger Agreement. Trombly informed Sullivan & Cromwell that, pursuant to their terms, all of the outstanding Warrants with an exercise price of $0.25 could be amended by the written consent of certain holders thereof who were already subject to confidentiality obligations; by contrast, an amendment to each outstanding Warrant with an exercise price of $0.18 would require the written consent of the individual holder thereof, a number of whom were not subject to confidentiality obligations. As a result, Parent and the Company agreed that, concurrently with execution of the proposed Merger Agreement, the Company would enter into amendments with respect to the Warrants with an exercise price of $0.25 (such amendments, the “Warrant Amendments”), and that, after execution of the proposed merger agreement, Parent and the Company would use commercially reasonable efforts to enter into amendments to the other Warrants in substance substantially similar to the Warrant Amendments. On August 12 and 13, 2012, Sullivan & Cromwell and Trombly discussed and finalized forms of the Warrant Amendments, which the Company then entered into with the holders of Warrants party thereto.

21

On August 13, 2012, the Board held a special meeting via conference call to consider the proposed transaction with Parent, on which members of the Company’s management, Cantor Fitzgerald and Trombly participated. Prior to the meeting, the Board received various documents, including the most recent drafts of the Merger Agreement and Cantor Fitzgerald’s financial analysis of the proposed transaction. At the meeting, representatives of Trombly provided an overview of the terms of the Merger Agreement, including discussions regarding the Offer Price of $0.27 per Share, termination fees and termination expenses payable under certain circumstances up to $1,125,000 and the agreement of the executive officers and directors and certain stockholders of the Company to tender their Shares in the Offer. Representatives of Cantor Fitzgerald presented its financial analysis of the proposed transaction and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based on and subject to the assumptions, qualification and limitations set forth in the written opinion, the consideration to be received pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares other than (i) the Company’s officers and directors, and (ii) certain stockholders of the Company (such stockholders, the “Excluded Parties”) who have entered or will enter into Tender and Voting Agreements with Parent. For more information, see below for a summary of the opinion in “Opinion of the Company’s Financial Advisor.” Throughout the meeting, the Board asked numerous questions of management, Cantor Fitzgerald and Trombly and discussed at length the advantages and risks of the proposed transaction, including those described in “Reasons for the Recommendation” below, as well as the risk associated with executing no transaction. Following this discussion, the Board unanimously approved the $0.27 per Share price and the other terms of the transaction, determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair and in the best interests of the Company’s stockholders, approved and declared advisable the Merger and the Offer, adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Transactions contemplated thereby, including the Offer and the Merger, and recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement. In each of these votes, Messrs. Bopp, De Perio and Kennedy recused themselves. After the meeting was concluded, Cantor Fitzgerald informed Parent that the Board had approved the Company’s entry into a definitive Merger Agreement with Parent.

On August 13, 2012, Parent, Purchaser and the Company executed the Merger Agreement, and, at approximately 7:00 a.m., New York City time, on August 14, 2012, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $0.27 per Share.

Immediately following the Company’s entry into the Merger Agreement, Parent provided the Company with a loan, evidenced by a promissory note secured by the Company’s assets, with a principal amount of up to $1,000,000. On August 14, 2012, $500,000 of the $1,000,000 bridge loan was drawn by the Company, and up to $500,000 will be available to be drawn on or after September 12, 2012. The Company plans to use the funds for general corporate purposes.

On August 24, 2012, Purchaser commenced the Offer and the Company filed this Schedule 14D-9 on that same date.

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Reasons for the Recommendation of the Board

In evaluating the Merger Agreement, the Offer, the Merger and the Transactions, the Board consulted with senior management and legal and financial advisors and considered a number of factors in recommending by unanimous vote (other than Messrs. Bopp, De Perio, and Kennedy, who recused themselves from the vote) that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

The following is a summary of the material factors that, taken as a whole, supported this recommendation:

Financial Terms; Certainty of Value

—	Historical trading prices and information with respect to the Shares, including that the Offer Price:

o	Represents a premium of 42% based on the closing price of Shares on August 13, 2012, the last full trading day before the public announcement of the Merger Agreement.

o	Represents a premium of 33.3% based on the volume-weighted average closing price of Shares over the 180-day period ending August 13, 2012.

o	Represents a premium of 23.5% based on the volume-weighted average closing price of Shares over the one-year period ending August 13, 2012.

—	The form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

—	The Board determined that it had obtained Parent’s and Purchaser’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

Financial Condition; Prospects of the Company

—	The Board’s knowledge of the Company’s current and historical business, financial condition, results of operations, prospects, assets, properties and competitive positions and its determination that the Offer is more favorable to stockholders than any other strategic alternative reasonably available to the Company. As the Company continued to incur negative cash flow and financing alternatives were not found to be available, the Company’s working capital and overall financial position deteriorated. Additionally, the Company had determined that in order to attempt to increase the market adoption of its 3DHD Vision Systems, the Company would need to add substantial sales and marketing infrastructure which, in turn, would require additional capital and initially increase the Company’s negative cash flow.

—	The risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to the “risk factors” set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012.

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Strategic Alternatives

—	The results of the Company’s search for strategic alternatives described in “Background of the Offer and the Merger” above and discussions with third parties other than Parent and Purchaser before the signing of the Merger Agreement and related documents, including contact and conference calls with potential purchasers, none of which submitted a proposal that, in the Board’s assessment, would deliver higher value to the Company’s stockholders (taking into account the likelihood of closing) than the transaction with Parent and Purchaser.

—	The Board’s determination, after consultation with Cantor Fitzgerald, that continuing discussions with Parent or other potential purchasers, or soliciting interest from additional third parties, would be unlikely to lead to an offer that would deliver higher value to the Company’s stockholders.

—	The Board’s determination that prolonging the sale process further could result in the loss of the proposed offer from Parent and Purchaser and/or distract management from implementing the Company’s business plan.

Fairness Opinion

The receipt by the Board of the oral opinion of Cantor Fitzgerald, subsequently confirmed in writing, that, as of August 13, 2012, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the Offer Price for each outstanding Share, as specified by the Merger Agreement, was fair, from a financial point of view, to the public holders of such Shares (other than the Company’s officers and directors and the Excluded Parties), and the review of Cantor Fitzgerald’s opinion and the analyses underlying it that Cantor Fitzgerald provided to the Board.

The Company urges stockholders to read carefully and in its entirety Cantor Fitzgerald’s opinion, which is attached hereto as Annex B, and the information contained in “Opinion of the Company’s Financial Advisor” below for a description of the procedures followed, assumptions made, matters considered and limitations with respect to the review undertaken by Cantor Fitzgerald.

Merger Agreement Terms

—	The Merger Agreement has customary no solicitation and termination provisions which, in the view of the Board, should not preclude third parties from making a “superior proposal” or preclude the Board from changing its recommendation if the Board determines, in good faith, that failure to do so would be inconsistent with the Board’s fiduciary duties.

—	The Merger Agreement has customary terms and was the product of arms-length negotiations.

—	The Offer provides for a prompt cash tender offer for all Shares and, if the Offer and Short-Form Merger (as defined below) are not consummated, provides for a Long-Form Merger (as defined below) for the same consideration, subject to satisfaction of certain conditions, enabling the Company’s stockholders to obtain the Offer Price in exchange for their Shares at the earliest possible time.

—	The availability of appraisal rights to stockholders who comply with all of the required procedures under the DGCL.

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Negotiation Process and Procedural Fairness

The Board considered the fact that the terms of the Offer and Merger were the result of robust arms’ length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors.

Speed and Likelihood of Consummation

—	The structure of the transaction is a two-step tender offer with a Top-Up Option, which provides the potential for stockholders to receive the Offer Price on an accelerated timeframe.

—	The likelihood that the Offer and Merger will be consummated, including:

o	the consummation of the Offer is conditioned upon a majority of the outstanding Shares on a fully diluted basis being validly tendered and not validly withdrawn (the “Minimum Tender Condition”), with a back-up long-form merger in certain circumstances, including in the event the Minimum Tender Condition is not satisfied;

o	the absence of any financing condition; and

o	the reputation and financial condition of Parent, and Parent’s general ability to complete acquisition transactions

—	Concurrently with the execution of the Merger Agreement, as a condition to Parent and Purchaser’s willingness to enter into the Merger Agreement, certain stockholders controlling, in the aggregate, approximately 43% of the outstanding Shares executed a Tender and Voting Agreement, pursuant to which they agreed to tender their Shares in the Offer and to support the Merger and, if applicable, to vote all of their Shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Tender and Voting Agreement.

Financing-Related Terms

The Board considered the Company’s immediate cash requirements in order to continue to operate in the ordinary course of business, and the fact that the Bridge Loan would help the Company to satisfy those cash requirements. The Board considered the fact that the Bridge Loan was made on terms and conditions that the Board believed to be reasonable, including the terms and conditions relating to the repayment of such Bridge Loan.

Appraisal Rights

The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger.

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Opinion of the Company’s Financial Advisor

The following is a summary of the material financial analyses presented by Cantor Fitzgerald to the Board in connection with rendering its opinion. The following summary does not purport to be a complete description of the financial analyses performed by Cantor Fitzgerald. The order of the analyses described, and the results thereof, do not represent relative importance or weight given to these analyses by Cantor Fitzgerald. Except as otherwise noted, the following quantitative information, to the extent based on market data, is based on market data as of or before August 13, 2012, and is not necessarily indicative of current market conditions.

On January 17, 2012, the Board retained Cantor Fitzgerald to provide financial advisory services and, if appropriate, to issue a fairness opinion in connection with the possible sale of the Company. At the meeting of the Board on August 13, 2012, Cantor Fitzgerald rendered its oral opinion that, as of August 13, 2012 and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the public holders of Shares, other than the Company’s officers and directors and the Excluded Parties, in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

The full text of the written opinion of Cantor Fitzgerald, dated August 13, 2012, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations with respect to the review undertaken in connection with the opinion, which is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are encouraged to and should read the opinion carefully and in its entirety. Cantor Fitzgerald’s opinion was provided to the Board in connection with its evaluation of the Offer Price provided for in the Offer and Merger from a financial point of view. The opinion of Cantor Fitzgerald does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how such holder should otherwise act or vote in connection with Offer or the Merger or any other matter. The summary of the opinion of Cantor Fitzgerald set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

Cantor Fitzgerald’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the Offer Price to be received by the public holders of Shares, other than the Company’s officers and directors and the Excluded Parties, pursuant to the Offer and Merger as of the date of the opinion. It does not address any other aspects of the Offer or the Merger, or address the price or range of prices at which the Shares may trade subsequent to the announcement or consummation of the Offer or the Merger. Further, Cantor Fitzgerald notes that its opinion does not constitute a recommendation to the Board in connection with the Offer and the Merger, nor does the opinion constitute a recommendation to any holders of Shares as to whether to tender any such Shares pursuant to the Offer and/or how to vote in connection with the Merger. Cantor Fitzgerald’s opinion does not address the Company’s underlying business decision to pursue the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business or financial strategies that might exist for the Company, the financing of the Offer or the Merger or the effects of any other transaction in which the Company might engage. In addition, Cantor Fitzgerald’s opinion does not constitute a solvency opinion or a fair value opinion, and Cantor Fitzgerald has not evaluated the solvency or fair value of the Company under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, Cantor Fitzgerald does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Offer Price to be paid in the Offer or the Merger.

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The opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Cantor Fitzgerald.

The summary of the opinion of Cantor Fitzgerald set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Cantor Fitzgerald, among other things:

1.	reviewed a draft, dated August 13, 2012, of each of the Merger Agreement and certain related documents including the Tender and Voting Agreement (the “Transaction Documentation”);

2.	reviewed the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the period ended March 31, 2012 and a draft of the Quarterly Report on Form 10-Q for the period ended June 30, 2012;

3.	reviewed certain operating and financial information relating to the Company’s business and prospects, including projections for the Company for the four years ending December 31, 2015, all as prepared and provided to Cantor Fitzgerald by the Company’s management;

4.	met with certain members of the Company’s senior management and the Board to discuss the Company’s historical and current business and operations, historical and projected financial results and future prospects;

5.	reviewed the historical prices, trading multiples and trading volume of the Shares;

6.	reviewed certain publicly available financial data, stock market performance data and trading multiples of other publicly-traded companies which Cantor Fitzgerald deemed generally comparable to the Company;

7.	reviewed the terms of certain relevant transactions which Cantor Fitzgerald deemed generally comparable to the Offer and the Merger;

8.	performed discounted cash flow analyses based on the projections for the Company furnished to Cantor Fitzgerald by the Company;

9.	contacted selected parties regarding their interest in pursuing a transaction with the Company;

10.	reviewed and discussed with the management and the Board certain alternatives to the Offer and the Merger;

11.	participated in discussions and negotiations among representatives of the Company and Parent and their respective legal and other advisors with respect to the Offer and the Merger; and

12.	conducted such other studies, analyses, inquiries and investigations and considered such other factors as Cantor Fitzgerald deemed appropriate.

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Cantor Fitzgerald relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Cantor Fitzgerald by the Company or obtained by Cantor Fitzgerald from public sources, including, without limitation, the projections referred to below under “Projected Financial Information,” and Cantor Fitzgerald does not assume responsibility for the accuracy or completeness of any such information. Cantor Fitzgerald also assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements provided to Cantor Fitzgerald. With respect to the projections, Cantor Fitzgerald has relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Cantor Fitzgerald has not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, and Cantor Fitzgerald expresses no view or opinion as to such projections and the assumptions upon which they are based, and Cantor Fitzgerald has further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information and projections incomplete or misleading. Cantor Fitzgerald has assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any waivers of any material rights thereunder by any party and any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or on the expected benefits of the Offer and the Merger in any way material to Cantor Fitzgerald’s analysis. Cantor Fitzgerald has assumed that (i) the executed Transaction Documentation does not differ in any material respect from those reviewed by Cantor Fitzgerald, (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any material adverse effect on the Company, and (iii) the representations and warranties contained in the Merger Agreement made by the parties thereto are true and correct in all respects material to Cantor Fitzgerald’s analysis.

In arriving at its opinion, Cantor Fitzgerald has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Cantor Fitzgerald been furnished with any such appraisals. During the course of its engagement, Cantor Fitzgerald was asked by the Board to solicit indications of interest from various third parties regarding a transaction with the Company, and Cantor Fitzgerald has considered the results of such solicitation in rendering its opinion. Cantor Fitzgerald is not legal, regulatory, tax or accounting experts and has relied on the assessments made by the Company and its advisors with respect to such issues. The opinion does not address any legal, tax, regulatory or accounting matters.

Financial Analyses

Cantor Fitzgerald’s opinion and analyses were provided to the Board in connection with its consideration of the proposed Offer and the Merger, and Cantor Fitzgerald’s analyses were among many factors considered by the Board in evaluating the proposed Offer and the Merger. Neither Cantor Fitzgerald’s opinion nor its analyses were determinative of the aggregate consideration or of the views of the Board or the Company’s management with respect to the proposed Offer and the Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Cantor Fitzgerald’s opinion rendered to the Board on August 13, 2012. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Cantor Fitzgerald’s analyses.

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For purposes of its analyses, Cantor Fitzgerald reviewed a number of financial metrics including:

•	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its minority interests plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	Revenue — generally, the amount of reported net sales or net revenue for a specified time period in accordance with a company’s revenue recognition policies.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of August 10, 2012, and the transaction values for the companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the publicly disclosed terms of the transaction and other publicly available information. Estimates of the Company’s Revenue were based on estimates of the Company’s Revenue provided by the Company’s management. Estimates of Revenue for the selected companies listed below for the calendar years ending December 31, 2012 and December 31, 2013 were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

Cantor Fitzgerald calculated the multiples of enterprise value to Revenue for the selected companies listed below. The calculated multiples included:

•	Enterprise Value as a multiple of last twelve months (or LTM) Revenue;

•	Enterprise Value as a multiple of calendar year (or CY) 2012E Revenue; and

•	Enterprise Value as a multiple of calendar year (or CY) 2013E Revenue.

The selected companies were selected because they were deemed to be similar to the Company in one or more respects which included nature of business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Cantor Fitzgerald identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Company. The selected companies were:

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Selected Companies	Enterprise Value/ LTM Revenue	Enterprise Value/ CY2012E Revenue	Enterprise Value/ CY2013E Revenue
Hospital Capital Equipment
Steris Corp.	1.42x	1.42x	1.33x
Hill-Rom Holdings, Inc.	0.95x	0.95x	0.90x
Carl Zeiss Meditec AG	1.63x	1.50x	1.39x
MAKO Surgical Corp.	6.38x	5.31x	3.61x
Accuray Inc.	1.02x	1.01x	0.94x
Hansen Medical, Inc.	4.64x	3.36x	2.07x
Stereotaxis Inc.	0.90x	0.75x	0.70x
Surgical / Imaging Equipment
NuVasive, Inc.	1.88x	1.80x	1.67x
CONMED Corp.	1.23x	1.19x	1.14x
ArthroCare Corporation	2.17x	2.15x	2.06x
Given Imaging Ltd.	1.94x	1.80x	1.66x
Novadaq Technologies Inc.	NM	NM	NM
Vision-Sciences Inc.	4.49x	3.37x	2.05x

NM = not meaningful.

The selected companies analysis indicated the following:

Methodology	Low	High	Median	Mean
Enterprise Value / LTM Revenue	0.90x	6.38x	1.75x	2.39x
Enterprise Value / CY 2012E Revenue	0.75x	5.31x	1.65x	2.05x
Enterprise Value / CY 2013E Revenue	0.70x	3.61x	1.52x	1.63x

Taking into account the results of the selected companies analysis and applying its professional judgment, Cantor Fitzgerald applied multiples of 0.90x to 1.75x LTM Revenue, 0.75x to 1.65x CY2012E Revenue, and 0.70x to 1.52x CY2013E Revenue to corresponding financial data for the Company based on financial information and projections provided by the Company’s management. The selected companies analysis indicated an implied reference range of approximately $0.15 to $0.28 per Share as compared to the proposed Offer Price of $0.27 per Share.

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Selected Transactions Analysis

Cantor Fitzgerald calculated multiples of enterprise value to LTM Revenue based on the purchase prices paid in selected publicly-announced medical device transactions in the $10 million to $100 million enterprise value range that Cantor Fitzgerald deemed relevant.

•	The selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. All criteria used to select the selected transactions were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Cantor Fitzgerald identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the proposed transaction. The selected transactions involving target companies were:

Date Announced	Acquiror	Target	Enterprise Value/LTM Revenue
07/02/12	Sorin SpA	California Medical Laboratories	1.75x
05/15/12	CryoLife Inc.	Hemosphere, Inc.	3.21x
04/03/12	Halma plc	Accutome, Inc.	0.99x
03/28/12	Derma Sciences Inc.	MedEfficiency, Inc.	2.74x
03/05/12	Varian Medical Systems Inc.	Infimed, Inc.	1.00x
09/19/11	Varian Medical Systems Inc.	Calypso Medical Technologies, Inc.	0.67x
09/16/11	Natus Medical Inc.	Embla Systems LLC	0.54x
07/04/11	Ansell Ltd.	Sandel Medical Solutions LLC	1.35x
03/29/11	CryoLife Inc.	Cardiogenesis Corporation	1.78x
12/09/10	Caliper Life Sciences, Inc.	Cambridge Research & Instrumentation	1.67x
10/19/10	Opto Circuits (India) Ltd.	Cardiac Science Corporation	0.32x
03/21/10	Given Imaging Ltd.	Sierra Scientific Instruments, LLC	1.94x

NA = not applicable.

The selected transactions analysis indicated the following:

Enterprise Value as a multiple of:	Low	High	Median	Mean
LTM Revenue	0.32x	3.21x	1.51x	1.50x

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Taking into account the results of the selected transactions analysis and applying its professional judgment, Cantor Fitzgerald applied multiples of 1.25x to 1.75x LTM Revenue to corresponding financial data for the Company based on financial information provided by the Company’s management. The selected transactions analysis indicated an implied reference range of approximately $0.19 to $0.24 per Share as compared to the proposed Offer Price of $0.27 per Share.

Discounted Cash Flow Analysis

Cantor Fitzgerald also calculated the net present value of the Company’s unlevered, after-tax cash flows based on the Revised Plan (as defined in “Projected Financial Information” below) prepared and provided to Cantor Fitzgerald by the Company’s management for fiscal years 2012 through 2015. For additional information concerning the Company’s management’s financial projections of unlevered, after-tax cash flows, see “Projected Financial Information” below.

In performing this analysis, Cantor Fitzgerald used discount rates ranging from 18.0% to 24.0% taking into account, among other things, the Company’s calculated weighted average cost of capital and a range of Enterprise Value / 2015E revenue multiples of 0.75x to 1.55x based on discussions with the Company’s management. In calculating projected free cash flows, Cantor Fitzgerald used an effective tax rate of approximately 40.0% for the Company based on information provided by the Company’s management.

Cantor Fitzgerald accorded less weight to the Discounted Cash Flow Analysis as compared to the Selected Companies Analysis and the Selected Transactions Analysis for several reasons, including the Company’s projected negative aggregate cash flow through 2015, the fact that the terminal value accounted for more than 100% of the present value of the Company, and the need for the Company to raise additional capital to meet management’s projections.

The discounted cash flow analyses indicated an implied reference range of approximately $0.20 to $0.45 per Share, as compared to the proposed Offer Price of $0.27 per Share.

Cantor Fitzgerald based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Cantor Fitzgerald did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Cantor Fitzgerald considered the results of all of its analyses. Cantor Fitzgerald arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Cantor Fitzgerald in connection with its opinion operated collectively to support its determination as to the fairness of the Offer Price to be received by the public holders of Shares, other than the Company’s officers and directors and the Excluded Parties, pursuant to the Offer and the Merger, taken together. The foregoing summary does not purport to be a complete description of the analyses performed by Cantor Fitzgerald in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. The analyses performed by Cantor Fitzgerald, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the selected companies analysis described above is identical to the Company, and none of the precedent transactions used in the selected transactions analyses described above is identical to the Offer and the Merger. Accordingly, an analysis of publicly-traded selected companies and selected transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of the Company and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

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Cantor Fitzgerald’s opinion was just one of the many factors taken into consideration by the Board in determining to approve the Offer and the Merger. Consequently, Cantor Fitzgerald’s analysis should not be viewed as determinative of the decision of the Board.

Cantor Fitzgerald has acted as the exclusive financial advisor to the Company in connection with the Offer and the Merger and will receive a fee of $750,000 for such services pursuant to an engagement letter with the Company, dated January 17, 2012 (the “Engagement Letter”), a substantial portion of which is contingent on successful consummation of the merger. A portion of Cantor Fitzgerald’s compensation is non-contingent and payable upon delivery of its opinion; however, it may be credited against the contingent portion of the fee payable upon consummation of the merger. Cantor Fitzgerald is also entitled to additional compensation if the merger is not consummated but the Company receives a “break-up” fee or similar payment. In addition to any fees, the Company has agreed to reimburse Cantor Fitzgerald for certain expenses and to indemnify Cantor Fitzgerald against certain liabilities arising out of the engagement. In accordance with the terms of the Engagement Letter, the Company has also given Cantor Fitzgerald the exclusive right to provide certain investment banking and other services to the Company during the term of the Engagement Letter, on customary terms and conditions; other than this engagement, during the two years preceding the date of its opinion, Cantor Fitzgerald has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. For more information, see “Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

In the ordinary course of business, Cantor Fitzgerald and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by the Company, Parent and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold, directly or indirectly, long or short positions in such securities, bank debt, financial instruments and derivatives. In addition, Cantor Fitzgerald and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by the Company, Parent and/or their respective affiliates, and in portfolio companies of such funds.

Projected Financial Information

The Company does not, as a matter of course, publicly disclose financial forecasts as to future financial performance, earnings or other results and are especially cautious of making financial forecasts because of unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction, the Company provided the Board, Cantor Fitzgerald, and Parent with certain non-public financial forecasts that were prepared by management in December 2011 and January 2012 (the “Original Plan”). In addition to the Original Plan, Company management prepared a management sensitivity case (the “Revised Plan”) to assist the Board in understanding and evaluating (i) the risks inherent in the Original Plan and (ii) the impact on the value of the Company in the event Company management is unable to achieve the financial forecast in the Original Plan. To achieve that objective, for the Revised Plan, Company management reduced its estimate of projected systems sales and revenues associated with the Company’s 3DHD and OEM products, and reduced gross profit margins and SG&A to correspond to the revised estimates of 2012E – 2015E revenue. These forecasts were also provided to the Board, advisors and Parent. As discussed in more detail in “Background of the Offer and the Merger” and “Opinion of the Company’s Financial Advisor”, although management is continuing to work toward the results set forth in the Original Plan, it is the view of management that the Revised Plan represents a more achievable scenario for the period through 2015E, particularly in light of continued pressures in the hospital capital equipment market, the need for a significant capital infusion for the Company to achieve the projections in the Original Plan, and the revenue growth assumptions in the Original Plan.

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A summary of the financial forecasts has been included below in this Schedule 14D-9. This summary is not being included in this Schedule 14D-9 to influence your decision whether to tender Shares in the Offer, but is being included because these financial forecasts were made available to the Board, Cantor Fitzgerald and Parent. The inclusion of this information should not be regarded as an indication that the Board or any other person considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Company’s management’s internal financial forecasts, upon which the financial forecasts were based, are subjective in many respects. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted.

In addition, the financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, or GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company’s control. The Company believes the assumptions that the Company’s management used as a basis for this projected financial information were reasonable at the time its management prepared these financial forecasts, given the information its management had at the time. Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under “Item 8. Additional Information - Cautionary Note Regarding Forward-Looking Information.” In addition, the forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, there can be no assurance that these financial forecasts will be realized or that the Company’s future financial results will not materially vary from these financial forecasts.

No one has made or makes any representation to any stockholder regarding the information included in the financial forecasts set forth below. Readers of this Schedule 14D-9 are cautioned not to rely on the forecasted financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such forecasts were made. The Company has not updated and does not intend to update, or otherwise revise the financial forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such forecasts were based are shown to be in error. The Company has made no representation to Parent or Purchaser in the Merger Agreement concerning these financial forecasts.

The financial forecasts are forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Item 8. Additional Information - Cautionary Note Regarding Forward-Looking Information.”

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The following is a summary of the Original Plan prepared by the Company’s management and provided to the Board, Cantor Fitzgerald, and Parent:

	2012E	2013E	2014E	2015E
	($ in millions)
Revenues	$16.9	$36.4	$68.6	$132.3
EBIT(2)	(0.1)	6.3	16.8	39.5
Adjusted EBITDA(1)(2)	0.5	7.0	17.9	41.2
Unlevered Free Cash Flow(3)	0.4	(1.0)	3.8	13.2

The following is a summary of the Revised Plan prepared by the Company’s management and provided to the Board, Cantor Fitzgerald, and Parent:

	2012E	2013E	2014E	2015E
	($ in millions)
Revenues	$13.0	$18.7	$30.7	$51.7
EBIT(2)	(1.7)	(0.5)	1.9	7.7
Adjusted EBITDA(1)(2)	(1.2)	0.1	2.9	9.3
Unlevered Free Cash Flow(3)	(0.3)	(3.7)	(1.6)	0.2

(1)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA, as used above, represents net income (loss) from continuing operations before interest, taxes, depreciation and amortization, adjusted for stock-based compensation and certain non-recurring income or expenses.

(2)	EBIT and Adjusted EBITDA are key indicators used by the Company’s management to evaluate operating performance. While EBIT and Adjusted EBITDA are not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity, the Company believes these measures are useful in assessing its capital expenditures and working capital requirements. These calculations may differ in method of calculation from similarly titled measures used by other companies. These adjusted financial measures should be read in conjunction with our financial statements filed with the SEC.

(3)	Unlevered Free Cash Flow is a non-GAAP financial measure calculated using information provided by or discussed with the Company’s management and represents tax-adjusted EBIT, plus depreciation and amortization, less estimated increases (or plus estimated decreases, as the case may be) in net working capital, less capital expenditures. Unlevered Free Cash Flow estimates for fiscal year 2012 are only for the last quarter of fiscal year 2012. Unlevered Free Cash Flow was used by Cantor Fitzgerald in preparing its discounted cash analysis and is not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the Company’s financial statements filed with the SEC.

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Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors, executive officers and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority).

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Cantor Fitzgerald

The Company has retained Cantor Fitzgerald as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Cantor Fitzgerald provided the fairness opinion described in “Item 4. The Solicitation or Recommendation - Opinion of the Company’s Financial Advisor,” which is attached as Annex B hereto and is incorporated herein by reference. The Company selected Cantor Fitzgerald as its financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

Pursuant to the Engagement Letter, Cantor Fitzgerald agreed to act as financial advisor to the Company in connection with the possible sale of all or substantially all of the equity securities or assets of the Company. Cantor Fitzgerald also agreed to, upon the Company’s request, provide an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration they would receive in the proposed transaction. The Company agreed, among other things, to pay Cantor Fitzgerald:

—	A fee of $50,000 as a retainer, paid upon execution of the Engagement Letter, and credited against compensation payable to Cantor Fitzgerald upon consummation of the transaction;
—	A fee of $250,000 payable in cash upon the Company’s request of the fairness opinion, and credited against compensation payable to Cantor Fitzgerald upon consummation of the transaction; and
—	A fee of $750,000 upon consummation of the transaction (minus amounts already paid to Cantor Fitzgerald) plus 5.0% of the Aggregate Consideration (as such term is defined in the Engagement Letter) involved in a transaction in excess of $25.0 million.

In addition, the Company has agreed to reimburse Cantor Fitzgerald for all reasonable and documented expenses, not to exceed $10,000, without prior written consent of the Company, such consent not to be unreasonably withheld, and to indemnify Cantor Fitzgerald and related persons against various liabilities. If during the period of Cantor Fitzgerald’s engagement under the Engagement Letter, the Company closes on a financing of at least $2.5 million, then for a period of twelve months thereafter, Cantor Fitzgerald shall have the exclusive right, but not the obligation, to act as lead placement agent for any financing involving debt and/or equity securities of the Company.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days before the date of this Schedule 14D-9, except with respect to the Top-Up Option (as defined below in “Item 8. Additional Information - Top-Up Option”).

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Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Consideration paid therefor in the Offer. The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law. Any remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger under Section 253 of the DGCL (a “Short-Form Merger”) but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of the Company’s stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Also in such case, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

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A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or if the Merger is approved by written consent of stockholders in lieu of a meeting.

Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

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Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her Shares. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

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Short-Form Merger

The Board has approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement, Purchaser will be able to effect the Merger without the vote of any stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Top-Up Option

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, that number of newly issued, fully paid and nonassessable shares of the Company’s common stock, par value $0.001 per share (the “Top-Up Option Shares”), equal to the aggregate number of shares of common stock that the Company is authorized to issued under its Certificate of Incorporation, as amended, but that are not issued and outstanding (and not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top Up Option. The Top-Up Option shall only be exercisable if the Minimum Tender Condition has been satisfied.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting a Short-Form Merger. Purchaser is able to exercise the Top-Up Option if Purchaser does not own at least 90% of the outstanding Shares immediately after it accepts for purchase all of the Shares validly tendered and not withdrawn. Upon the consummation of the Offer, Purchaser is required to pay to the Company the purchase price owed by Purchaser to the Company to purchase the Top-Up Option Shares, at Purchaser’s option, (i) in cash, by wire transfer or cashier’s check, or (ii) by (x) paying in cash, by wire transfer or cashier’s check, an amount equal to the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Shares owned by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL, except as may be required by applicable law.

If the Minimum Tender Condition is satisfied and Purchaser accepts such Shares for payment pursuant to the Offer, the Top-Up Option assures that the Merger can be consummated as a Short-Form Merger.

Certain Litigation

A purported holder of Shares has filed a putative stockholder class action lawsuit in the Delaware Court of Chancery, captioned as follows: Thanh Tran v. Viking Systems, Inc., et al, Case No. 7797- (Del. Ch.). The action is brought against the Company, its directors, Parent and Purchaser. The action alleges, among other things, that the Company’s directors breached their fiduciary duties by approving the Merger Agreement, and that the Company, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, to enjoin the proposed transaction, as well as to award the plaintiff’s attorneys’ fees and other costs. The Company believes this suit is entirely without merit and intends to defend vigorously against these claims.

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Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Delaware Anti-Takeover Law

Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board has taken all appropriate action so that Section 203, with respect to Parent, Purchaser and the Company, will not be applicable to the Offer or the Merger.

Stockholder Approval

In the event that the Offer and a Short-Form Merger is not consummated, the Company will seek stockholder approval of the Merger. The affirmative vote of the holders of a majority of the outstanding Shares to adopt the Merger Agreement (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and the Merger assuming (i) the Effective Time occurred on September 30, 2012 and (ii) the named executive officer experiences a qualifying termination immediately thereafter on September 30, 2012.

Messrs. Kennedy and Mathews are the Company’s current “executive officers,” as defined in Section 16 of the Exchange Act, and as such, are the named executive officers for purposes of the information required by Item 402(t) of Regulation S-K. The Company has entered into Executive Agreements with Messrs. Kennedy and Mathews, as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Directors, Executive Officers, and Affiliates — Executive Change of Control Agreements,” and such Executive Agreements are incorporated herein by reference.

The table below contains a summary of the value of certain material payments and benefits payable to the Company’s named executive officers upon a qualifying termination of employment following a Change of Control, as such term is defined in the Executive Agreements. The amounts reported below are estimates and assume the following: (1) (a) commencement of the Offer; (b) the acceptance by the Purchaser of Shares validly tendered into the Offer for payment; and (c) the Effective Time each constitutes a Change of Control and such Change of Control occurs on September 30, 2012; and (2) the executive will have a termination of employment immediately following a Change of Control (unless otherwise specifically indicated herein). The stock price used in the estimates below is equal to the Offer Price of $0.27 per Share. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with the terms of the related agreement, plan or arrangement and may materially differ from these estimates.

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Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ Benefits($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)

John “Jed” Kennedy	$327,600	$208,953	–	$36,000	–	–	$572,553
Robert Mathews (4)	$253,575	–	–	$36,000	–	–	$289,575

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within two years following the Change of Control. These amounts are paid in a lump sum and consist of the sum of executive’s Highest Base Salary and the Recent Bonus, respectively. The determination of the amount of the Recent Bonus assumes the maximum payout amount expected to be earned as bonus compensation for fiscal year 2012 under the Viking Systems, Inc. 2012 Management Incentive Compensation Plan, as amended.

(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of Stock Options having an exercise price less than the $0.27 per Share Offer Price, which are currently unvested, which cash out and cancellation will occur at the Effective Time automatically and without regard to whether or not the executive’s employment is terminated. For Mr. Kennedy, this amount includes (A) Stock Options to purchase 626,250 Shares, with an exercise price of $0.0076, and (B) Stock Options to purchase 175,000 Shares, with an exercise price of $0.015, in each case, that were unvested as of August 13, 2012 and that will be fully vested at the Effective Time.

(3)	The amounts in this column assume the estimated costs of providing health and welfare benefits for eighteen months, as currently provided under the Company’s existing plans.

(4)	All of Mr. Mathews’ outstanding Stock Options have exercise prices that exceed the Offer Price of $0.27 per Share, and as such, he will not receive any payment in exchange for cancellation of his Stock Options.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are based on the Company’s current expectations, assumptions, beliefs, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Factors that may affect those forward-looking statements include, among other things: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in the Company’s filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Reliance on any forward-looking statement involves risks and uncertainties, and although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect and could be materially incorrect. In light of these and other uncertainties, you should not conclude that the Company will achieve any plans and objectives referred to in any of the forward-looking statements. The forward-looking statements made in this Schedule 14D-9 are made as of the date hereof, and the Company does not assume any obligation to update these forward-looking statements to reflect future events or circumstances, except as required by law.

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Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 24, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(1)(F)	Summary Advertisement, published August 24, 2012 in Investor’s Business Daily (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of CONMED Corporation and Arrow Merger Corporation, filed with the SEC on August 24, 2012).

(a)(5)(1)	Joint Press Release issued by Viking Systems, Inc. and CONMED Corporation dated August 14, 2012 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2012).

(a)(5)(2)	Opinion of Cantor Fitzgerald & Co., dated as of August 13, 2012 (attached as Annex B to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among Viking Systems, Inc., CONMED Corporation, and Arrow Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2012).

(e)(2)	Executive Change of Control Agreement between Viking Systems, Inc. and Jed Kennedy, dated August 23, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2012).

(e)(3)	Executive Change of Control Agreement between Viking Systems, Inc. and Robert Mathews, dated August 23, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2012).

(e)(4)	Secured Promissory Note issued by Viking Systems, Inc. to CONMED Corporation on August 13, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2012).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIKING SYSTEMS, INC.

Date: August 24, 2012	By:	/s/ John “Jed” Kennedy
Name: John “Jed” Kennedy
Title: President and Chief Executive Officer

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ANNEX A

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

AND RULE 14f-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

_____________________

August 24, 2012

This Information Statement (this “Information Statement”), is being mailed on or about August 24, 2012 to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Viking Systems, Inc., a Delaware corporation (the “Company,” “Viking,” “we,” “us” or “our”) at the close of business on August 13, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, and furnished as part of our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the cash tender offer by Arrow Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of CONMED Corporation, a New York Corporation (“Parent”), to purchase all outstanding Common Stock (the “Shares”). You are receiving this Information Statement in connection with the anticipated change in majority control of our board of directors (the “Board”), without a meeting of our stockholders, due to the possible designation by Purchaser of certain persons to the Board. Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of August 13, 2012 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE
STOCKHOLDERS OF VIKING SYSTEMS, INC.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on August 24, 2012, Purchaser commenced a tender offer to purchase all Shares that are issued and outstanding at a price of $0.27 per Share in cash, net to the stockholder but less any required withholding taxes and without interest (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2012 (as amended or supplemented from time to time, the “Schedule TO”).

The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into our Company (the “Merger”), with our Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost to their right to, appraisal of their Shares under Delaware law) will be converted into the right to receive an amount per Share equal to the Offer Price, without interest and less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2012, and is incorporated herein by reference.

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The Offer is initially scheduled to expire at 12:00 midnight, New York City time on Friday, September 21, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, the composition of our Board may change. Our Board currently consists of Mr. John Kennedy, Mr. William C. Bopp, Mr. Joseph A. De Perio, Mr. Hooks K. Johnston, Ms. Amy S. Paul, and Mr. William Tumber. Effective upon the purchase of Shares pursuant to the Offer, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the Board equal to the product of (i) the total number of directors on the Board times (ii) the percentage of the outstanding Shares beneficially owned by Purchaser and its affiliates. Upon exercise of such right by Purchaser, we have agreed to use our reasonable best efforts to elect or appoint to the Board the individuals designated by Purchaser, including by promptly filling vacancies or newly created directorships on the Board, increasing the size of the Board and/or securing the resignations of such number of our incumbent directors, and to cause the directors so elected or appointed to constitute the same percentage (rounded up to the nearest whole number) of the members of each committee of the Board as such directors represent of the Board. In addition, we have agreed, together with Parent, to use our reasonable best efforts to cause at least three existing directors who were members of the Board on August 13, 2012 to continue on the Board following the appointment of directors by Purchaser and prior to the Merger, with preference to the independent members of the Board. The independent members of the Board are Mr. Johnston, Ms. Paul, and Mr. Tumber.

After the election or appointment of the directors designated by Purchaser to the Board and prior to the completion of the Merger when Purchaser’s designees constitute a majority of the Board, under the terms of the Merger Agreement, the approval of a majority of the existing directors will be required to (i) amend or terminate the Merger Agreement in a manner that would materially and adversely affect the holders of Shares (other than Parent and Purchaser), (ii) waive any of rights under the Merger Agreement in a manner that would materially and adversely affect the holders of Shares, or (iii) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, if such change is not effected at a meeting of our stockholders. Accordingly, the resulting change in the majority of our directors will not occur until at least 10 days following the mailing of this Information Statement. The information set forth herein supplements certain information set forth in the Schedule 14D-9, to which this Information Statement is attached as Annex A. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The information contained in this Information Statement concerning Parent, Purchaser and their director designees has been furnished to us by Parent, on behalf of Purchaser, and we assume no responsibility for the accuracy of any such information.

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DIRECTORS DESIGNATED BY PURCHASER

Information with Respect to Purchaser’s Designees

Purchaser has informed us that it will choose its designees to the Board from among the persons identified below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of our Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, us. Purchaser has informed us that, to its knowledge, none of the Potential Designees beneficially owns any of our equity securities or holds any rights to acquire any of our equity securities, has a familial relationship with any director or executive officer of our Company or has been involved in any transactions with us or any of our directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Purchaser has informed us that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or had a receiver appointed to such Potential Designee’s property or (iv) been subject to any judgment, decree or final order enjoining such Potential Designee from engaging in any type of business practice.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, on September 21, 2012, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not Purchaser’s designees, the Board is expected to consist of the independent members of the current Board. It is anticipated that the existing directors, except Mr. Hooks K. Johnston, Ms. Amy S. Paul, and Mr. William Tumber, will resign.

List of Potential Designees

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the Potential Designees are set forth below. Based on the present principal employment and employment history of the designee directors listed above, Purchaser has advised us that it believes each of the designee directors is qualified to serve on the Board.

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The business address of each Potential Designee is Arrow Merger Corporation, c/o CONMED Corporation, 525 French Road, Utica, New York, 13502, and the business phone number is (315) 797-8375. All Potential Designees listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Daniel S. Jonas

Daniel S. Jonas (age 48) joined Parent as General Counsel in August 1998 and became the Vice President-Legal Affairs in March 1999. From September 1999 through July 2005, Mr. Jonas assumed responsibility for certain of Parent’s Regulatory Affairs and Quality Assurance Departments. In March 2003, Mr. Jonas also became responsible for the administration of Parent’s ethics policy. Mr. Jonas is also the Chairman of MedTech Association, Inc. Prior to his employment with Parent, Mr. Jonas was a partner with the law firm of Harter, Secrest & Emery, LLP in Syracuse from January 1998 to August 1998, having joined the firm as an Associate Attorney in 1995. Mr. Jonas holds an A.B. degree from Brown University and a J.D. from the University of Pennsylvania Law School.

Robert D. Shallish, Jr

Robert D. Shallish, Jr. (age 63) joined Parent as Chief Financial Officer and Vice President-Finance in December 1989 and has also served as an Assistant Secretary since March 1995. Prior to this, he was employed as Controller of Genigraphics Corporation in Syracuse, New York since 1984. He was employed by Price Waterhouse LLP as a certified public accountant from 1972 through 1984 where he most recently served as a senior manager. Mr. Shallish graduated with a B.A. degree in Economics from Hamilton College and holds a Master’s degree in Accounting from Syracuse University.

Luke A. Pomilio	Luke A. Pomilio (age 47) joined Parent as Controller in September 1995. Subsequently, Mr. Pomilio assumed additional responsibility for certain corporate functions including worldwide operations and select administrative functions. In May 2009, Mr. Pomilio was promoted to Vice President, Controller and Corporate General Manager. Prior to his employment with Parent, Mr. Pomilio was employed as a certified public accountant with Price Waterhouse LLP. Mr. Pomilio graduated with a B.S. degree in Accounting from Clarkson University.
Terence M. Bergé	Terence M. Bergé (age 43) joined Parent in June 1998 as Assistant Corporate Controller and has served as the Company’s Treasurer since March 2008. Prior to joining the Company, Mr. Berge was employed by Price Waterhouse LLP from 1991 through 1998 where he served most recently as an audit manager. Mr. Berge is a certified public accountant and holds a B.S. degree in Accounting from the State University of New York at Oswego.

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GENERAL INFORMATION CONCERNING THE VOTING SECURITIES

Our Common Stock is our only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of our stockholders. We do not have any shares of preferred stock outstanding (“Preferred Stock”). Each Share entitles the holder thereof to one vote on each matter that may come before a meeting of our stockholders. All Shares are entitled to vote together as a single class at a meeting of our stockholders.

The following table sets forth per class, the number of authorized shares of our capital stock and the number of shares of our capital stock outstanding as of the close of business on August 23, 2012:

Class of Security	Authorized Shares	Shares Outstanding
Common Stock	400,000,000	72,554,620
Preferred Stock	25,000,000	0

As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

The anticipated change of directors in connection with the Merger, as described in this Information Statement, is not subject to any vote by holders of Shares.

ANTICIPATED CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement or as a result of the transactions contemplated by the Merger Agreement, we expect to experience a change in control. The Offer, the Merger and the related transactions will have the following consequences:

•	Upon completion of the Offer, we expect to lose three of our current directors and add at least four new directors;

•	Upon consummation of the Merger, Purchaser will be merged with and into our Company, with our Company continuing as the Surviving Corporation;

•	We will become a wholly-owned subsidiary of Parent; and

•	We will cease to be a publicly traded company.

The completion of the Merger is subject to various customary closing conditions, including (i) if Parent and Purchaser own less than 90% of the outstanding Shares (determined on a fully diluted basis) after purchasing Shares in the Offer, the approval and adoption of the Merger Agreement by the holders of Shares constituting the required vote, (ii) no court or other government entity having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect and restrains, enjoins, or otherwise prohibits the consummation of the Merger or other transactions contemplated by the Merger Agreement and the agreements ancillary thereto, and (iii) Purchaser having accepted for payment and purchased, or causing to be accepted for payment and purchased, all Shares validly tendered and not validly withdrawn pursuant to the Offer. There can be no assurances that either the Offer or the Merger will be completed.

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DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Prior to the Merger

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
John “Jed” Kennedy	55	President, Chief Executive Officer and Director
William C. Bopp	69	Chairman of the Board
Joseph A. De Perio	34	Director
Hooks K. Johnston	74	Director
Amy S. Paul	60	Director
William Tumber	78	Director; Chairman of the Audit Committee and Chairman of the Compensation Committee
Robert Mathews	48	Executive Vice President and Chief Financial Officer

Our directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

John “Jed” Kennedy

Effective January 4, 2010, Mr. John Kennedy was appointed by the Board to the position of President and Chief Executive Officer of Viking Systems, Inc.  Mr. Kennedy formerly served as President and Chief Operating Officer of our Company, and has served as a member of our Board since October 2007.  Prior to October 2007, Mr. Kennedy was the President of the Vision Systems Group at our Company. Mr. Kennedy joined Vista Medical Technologies, Inc. in January 1997 as Vice President of Research and Development. He was appointed Vice President/General Manager of Westborough Operations in January 2000 before being appointed Executive Vice President and COO in December 2000. Prior to joining Vista Medical Technologies, Inc., Mr. Kennedy held various positions in Manufacturing, Quality Engineering and Product Development at Smith & Nephew Endoscopy from 1984 through January 1997. From 1996 through January 1997, he was the Group Director of Product Development responsible for managing all Divisional Product Development activities. From 1993 through 1996, Mr. Kennedy was Director of Research and Development and was responsible for the management of four technology product development groups. Prior to 1984, he held various engineering positions at Honeywell’s Electro-Optics and Avionics divisions. Mr. Kennedy received a B.S. in Manufacturing Engineering from Boston University in 1979.

William C. Bopp

Effective January 3, 2010, Mr. William C. Bopp resigned as Chief Executive Officer of Viking Systems, Inc.  He had served in that position since January 2008.  Mr. Bopp remains Chairman of the Board and has served as Chairman since October 11, 2007.  Prior to his employment with our Company, Mr. Bopp was a private investor. From 1999 to 2005, he was employed by Alaris Medical Systems, Inc., a developer, manufacturer and marketer of infusion devices and related disposable products. He served in various positions of increasing responsibility including as Vice President and Chief Financial Officer, and Senior Vice President and Chief Financial Officer. After Alaris was acquired for approximately $2.0 billion by Cardinal Health, Inc. in July 2004, Mr. Bopp assisted for an additional year with the integration of Alaris into Cardinal Health before retiring in 2005. Mr. Bopp was formerly Executive Vice President and Chief Financial Officer of C.R. Bard, Inc. From1980 to 1998, he held positions of increasing responsibility with Bard, currently a $2.0 billion developer, manufacturer and marketer of health care products. From 1995 through 1998, he also served as a member of the board of directors of Bard and a member of the board’s finance committee. Mr. Bopp is a graduate of Harvard College, Cambridge, MA, and received his MBA in Finance from the Harvard Business School.

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Joseph A. De Perio

Mr. Joseph A. De Perio was appointed to serve on our Board on June 9, 2011. He has served as a Portfolio Manager, Activist Investments and Private Equity of Clinton Group, Inc. since October 2010. From December 2007 to September 2010, Mr. De Perio was a Vice President at Millennium Management, L.L.C. From June 2006 to December 2007, Mr. De Perio served as Vice President, Activist Investments and Long/Short Equity and Private Equity of the Clinton Group.  Mr. De Perio is also a director of Overland Storage, Inc.   He received a BA in business economics with honors from Brown University.

Hooks K. Johnston

Mr. Hooks K. Johnston was appointed to our Board on June 9, 2011.  Mr. Johnston is a management consultant and is on the board of Resonetics, LLC.  He was employed by Smith & Nephew Endoscopy Division from 1990-2004, retiring as Sr. Vice President Operations. Prior to joining Smith and Nephew, he held positions in general management, operations, and project engineering.  He received a Bachelor’s degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and a MBA from the Harvard Business School.

Amy S. Paul

Ms. Amy S. Paul was appointed to our Board on June 9, 2011.  Ms. Paul is also a director of Wright Medical Group, Inc. and is a commissioner of the Northwest Commission on Colleges and Universities. Ms. Paul worked for C.R. Bard, Inc., a medical device company, for 26 years, until her retirement as the Group Vice President-International in 2008. She served in various positions at C.R. Bard, Inc. from 1982 to 2003, including President of Bard Access Systems, Inc., President of Bard Endoscopic Technologies, Vice President and Business Manager of Bard Ventures, Vice President of Marketing of Bard Cardiopulmonary Division, Marketing Manager for Davol Inc., and Senior Product Manager for Davol Inc. Before joining C.R. Bard, Ms. Paul held a variety of sales and marketing positions at Covidien. She received a BA cum laude from Boston University and a MBA with honors from Boston University.

William Tumber

Mr. Tumber was appointed to our Board in February 2008.  From 2000 to 2004, Mr. Tumber served on the board of directors of Alaris Medical Systems, Inc., a manufacturer of infusion devices and related disposables which was acquired in 2004 for $2 billion by Cardinal Health, Inc. Previously, during his 20 years with the medical device company, C. R. Bard, Inc., Mr. Tumber held divisional positions of increasing responsibility including VP of Human Resources, VP of Manufacturing, Division President, as well as serving as Corporate Group Vice President responsible for all of Bard’s surgical businesses. He retired from Bard in 1999. Before joining Bard, Mr. Tumber worked at General Electric for over 20 years. While at General Electric, he held a variety of positions of increasing responsibility which included technical recruiting, human resources, and Plant Manager of a 300-person electronic assembly facility.

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Robert Mathews

Mr. Mathews joined our Company as Executive Vice President and Chief Financial Officer in June 2007.  Prior to joining our Company, he was Senior Vice President and Chief Financial Officer at Cardinal Health’s Clinical Technologies and Services (CTS) segment, where he was responsible for the global finance function across all of CTS businesses from 2004 to 2005. Before joining Cardinal Health, Mr. Mathews was with Alaris Medical Systems from 1996 to 2004, where he served as Vice President of Finance, Chief Accounting Officer, and an executive committee member. Mr. Mathews began his career at Price Waterhouse Coopers, where he worked from 1987 to 1996.  Mr. Mathews earned his Bachelor of Science degree from San Diego State University where he majored in business administration with an emphasis in accounting.

CORPORATE GOVERNANCE

Director Independence

As of August 13, 2012, the Board has determined that Mr. Johnston, Ms. Paul, and Mr. Tumber, are “independent directors” as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Other Involvement in Certain Legal Proceedings

None of our directors or executive officers have been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Board of Director Meetings

During the fiscal year ended December 31, 2011, the Board held seven meetings. Each director attended at least 75% of the aggregate number of meetings of the Board held during the period for which such director served on the Board and of the Committees on which such director served.

Committees of the Board of Directors

Our Board has an audit committee, a compensation committee, and a special committee, each of which has the composition and responsibilities described below.

Audit Committee. The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. William Tumber (Chairman), Joseph A. De Perio and Amy S. Paul are members of the Audit Committee.  All Audit Committee members are independent members of the Board as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and as defined by Rule 10A-3(b)(1) under the Exchange Act. The Board has adopted a written charter for our Audit Committee, a copy of which is attached to this Information Statement as Appendix A. The Audit Committee met four times during the fiscal year ended December 31, 2011.

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The Board has made a determination that Mr. Tumber, Chairman of the Audit Committee, qualifies as an audit committee financial expert by meeting the criteria set forth in Item 407(d)(5) of Regulation S-K. We have determined that Mr. Tumber is “independent” as independence for audit committee members is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Tumber has an understanding of generally accepted accounting principles and financial statements, and has the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. He also has over 30 years of experience analyzing and evaluating financial statements that had a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements. He has an understanding of internal controls over financial reporting and an understanding of audit committee functions. Mr. Tumber earned his B.A. in history and government from St. Lawrence University.

Compensation Committee. The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. As part of its determination process, the Compensation Committee reviews recommendations from Mr. Kennedy, our Chief Executive Officer, regarding plan participants’ achievement of goals and objectives under the 2011 and 2012 Management Incentive Compensation Plans. Mr. Kennedy does not participate nor provide recommendations in regards to determinations as to his own bonus compensation. In addition, the Compensation Committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. William Tumber (Chairman), Joseph A. De Perio and Hooks K. Johnston are members of the Compensation Committee. The Board has adopted a written charter for our Compensation Committee, a copy of which is attached to this Information Statement as Appendix B. The Compensation Committee did not meet during the fiscal year ended December 31, 2011.

Nominating Committee. We do not currently have a standing nominating committee, and therefore, our Board has not adopted a written charter for the nominating committee. The Board has determined that, due to its current size, formation of a separate nominating committee would not be an efficient use of resources.  All directors currently participate in consideration of director nominees, and there have been no material changes to the procedures by which stockholders may recommend nominees to the Board. The Board will consider candidates for director positions that are recommended by any of our stockholders in accordance with our advance notice requirements. Any such recommendation for a director nomination should be provided to our Secretary. The recommended candidate should be submitted to us in writing addressed to Viking Systems, Inc., Attn: Secretary, 134 Flanders Road, Westborough, MA 01581. The recommendation should include the following information: name of candidate; address, phone and fax number of candidate; a statement signed by the candidate certifying that the candidate wishes to be considered for nomination to the Board and stating why the candidate believes that he or she would be a valuable addition to the Board; a summary of the candidate’s work experience for the prior five years and the number of shares of our stock beneficially owned by the candidate.  The Board will evaluate the recommended candidate and shall determine whether or not to proceed with the candidate in accordance with our procedures. We reserve the right to change our procedures at any time to comply with the requirements of applicable laws.

Special Committee. On May 17, 2012, the Board formed a special committee of independent directors for the evaluation and consideration of certain strategic options. William Tumber (Chairman), Hooks K. Johnston, and Amy S. Paul are members of the Special Committee. The Special Committee met did not meet during the fiscal year ended December 31, 2011 as it had not yet been formed. As of August 23, 2012, the Special Committee has met five times during the fiscal year ending December 31, 2012.

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Report of Audit Committee

The Audit Committee operates under a written charter adopted by the Board, a copy of which is attached to this Information Statement as Appendix A. All Audit Committee members are independent members of the Board as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and as defined by Rule 10A-3(b)(1) under the Exchange Act.

The Audit Committee assists the Board in fulfilling its responsibility to oversee management’s implementation of Viking’s financial reporting process. It is not the duty of the Audit Committee to plan or conduct audits or to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to assess the Company’s internal control over financial reporting. Management is responsible for the financial statements and the reporting process, including the system of internal control over financial reporting and disclosure controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

In discharging its oversight role, the Audit Committee reviewed and discussed the audited financial statements contained in Viking’s Annual Report on Form 10-K for the year ended December 31, 2011 with Viking’s management and the independent registered public accounting firm.

The Audit Committee met privately with the independent registered public accounting firm, and discussed issues deemed significant by the independent registered public accounting firm, including the matters required by statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm’s independence from Viking and its management.

The Audit Committee has discussed with Viking’s independent registered public accounting firm, with and without management present, their evaluations of Viking’s internal control over financial reporting and the overall quality of Viking’s financial reporting.

In reliance on the reviews and discussion with management and the independent registered public accounting firm referred to above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited financial statements in Viking’s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

Audit Committee

William Tumber (Chairman)

Joseph A. De Perio

Amy S. Paul

Board Leadership Structure

We currently have separate individuals serving as Chairman of the Board and our principal executive officer. Mr. Bopp has served as Chairman of the Board since October 2007 and also held the position of Chief Executive Officer from January 2008 until January 2010. Mr. Kennedy has served as our Chief Executive Officer since January 2010. While the Board believes the separation of these positions has served our Company well, and intends to maintain this separation where appropriate and practicable, the Board does not believe that in a company our size it is appropriate to prohibit one person from serving as both Chairman and Chief Executive Officer.

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Risk Oversight Management

The Board takes an active role, as a whole and at the committee level, in overseeing management of our Company’s risks. Our management keeps the Board apprised of significant risks facing our Company and the approach being taken to understand, manage and mitigate such risks. Specifically, strategic risks are overseen by the full Board; financial risks are overseen by the Audit Committee; risks relating to compensation plans and arrangements are overseen by the Compensation Committee; risks associated with director independence and potential conflicts of interest are overseen by the full Board. Additional review or reporting on enterprise risks is conducted as needed or as requested by the full Board or the appropriate committee.

Stockholder Communications with the Board

If you wish to communicate with the Board, you may send your communication in writing to: Viking Systems, Inc., Attn: Secretary, 134 Flanders Road, Westborough, MA 01581. Please include your name and address in the written communication and indicate whether you are a stockholder of Viking. The Secretary will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director(s) or Committee of the Board based on the subject matter.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation paid or earned by our two executive officers who were serving as executive officers at December 31, 2011. These individuals are referred to herein as our “Named Executive Officers.” The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table for the Fiscal Years Ended December 31, 2011 and December 31, 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-equity Incentive Plan Compensation ($) (2)	All Other Compensation	Total ($)

John “Jed” Kennedy, President, Chief Executive Officer and Director	2011	273,000	0	0	13,560	0	286,560
	2010	260,000	0	0	0	0	260,000
Robert Mathews, Executive VP and Chief Financial Officer	2011	220,500	0	0	8,269	0	228,769
	2010	210,000	0	57,260	0	0	267,260

(1)	The amount reported represents the grant date fair value of options to purchase Shares (“Stock Options”) granted during the applicable fiscal year and does not represent an amount paid to or realized by the Named Executive Officer. There is no certainty that the Named Executive Officers will realize any value from these Stock Options, and to the extent they do, the amounts realized may have no correlation to the amounts reported above. The grant date fair value of the Stock Options was calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 13 of the Notes to our Financial Statements for the year ended December 31, 2011 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2012 for a discussion of all assumptions made by us in determining values of our Stock Options.
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(2)	The amount reported reflects the amounts earned by each Named Executive Officer under our 2011 Management Incentive Compensation Plan for fiscal year 2011.

Narrative Disclosure to Summary Compensation Table

Change of Control Agreements with Our Named Executive Officers

On August 6, 2008, we entered into change of control agreements with John “Jed” Kennedy, our then President and Chief Operating Officer and current President and Chief Executive Officer, and Robert Mathews, our Executive Vice President and Chief Financial Officer. On August 23, 2012, we, on the one hand, and each of Mr. Kennedy and Mr. Mathews, on the other hand, entered into new change of control agreements to make certain changes to comply with applicable tax law and to ensure that each of Mr. Kennedy and Mr. Mathews is protected against any adverse consequences if the agreements are determined not to comply with applicable tax law. The change of control agreements, which are substantially the same, provide each executive with certain separation benefits in the event of a “Change of Control”, as defined in the agreements, of the Company followed by an involuntary separation, other than for “Cause”, as defined in the agreements, or for disability, or a termination by executive for “Good Reason”, as defined in the agreements. Under each agreement, if at any time during the two-year period following a Change of Control the executive is terminated other than for Cause or disability, or if the agreement is terminated by the executive for Good Reason, the executive will receive separation pay equal to one year’s base salary and bonus, and other health and welfare benefits for 18 months.

Equity-Based Compensation

We did not grant any stock options to the Named Executive Officers in 2011. On January 4, 2010, we granted 250,000 stock options to Mr. Mathews at an exercise price of $0.27, the market price on the date of grant. The stock options vest as to 62,500 shares on January 4, 2011, and vest at a rate of 6.25% of the total grant at the end of each calendar quarter starting March 31, 2011. The stock options have a term of ten years. Mr. Kennedy was not granted any stock options in 2010. Vesting of the stock options granted in 2010 may be accelerated at the discretion of the Board prior to a change of control, as defined in the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

2012 Management Incentive Compensation Plan

On February 28, 2012, the Board approved the Viking Systems, Inc. 2012 Management Incentive Compensation Plan (the “2012 Plan”), designed to retain and reward the highly qualified executives and management personnel important to our success, and to provide incentives relating directly to the financial performance and long-term growth of our Company. The approved executive officers in the 2012 Plan are Mr. Kennedy, our President and Chief Executive Officer, and Mr. Mathews, our Executive Vice President and Chief Financial Officer. Each member of our management personnel is also eligible to participate in the 2012 Plan.

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The 2012 Plan provides for target bonus amounts as incentive compensation, calculated as a percentage of each participant’s annual salary if certain financial goals and other individual objectives are met during fiscal year 2012. The 2012 Plan includes four components: (A) the following three components, which are based on the financial performance of the Company: the number of 3DHD Vision systems placed by sale or rental (excluding demo-priced units), total annual revenue, and operating income before depreciation, interest, amortization and non-cash stock option charges equal to or greater than zero; and (B) an individual component, which is based on the performance of the 2012 Plan participant. Seventy-five percent of each 2012 Plan participant’s bonus target is tied evenly to all of the financial components (25% each). The remaining 25% of each 2012 Plan participant’s bonus target is tied to achievement of his or her individual goals for the fiscal year 2012.

Amendment to the 2012 Management Incentive Compensation Plan

On August 13, 2012, the Board, upon recommendation of the Compensation Committee of the Board, approved an amendment to the 2012 Plan. Under the 2012 Plan, as amended, we will pay out at 100% achievement of full year target bonus amounts for the portion of the target bonus tied to the individual performance of the 2012 Plan participant to participants who cooperate with and facilitate the Merger, if the Merger closes. At the Effective Time, Mr. Kennedy, our President and Chief Executive Officer, will make the final determination as to the payout amount earned by each 2012 Plan participant. Mr. Kennedy, who will recuse himself in regards to determinations as to his own bonus compensation, will be eligible for a maximum payout of up to 20% of his annual salary, or $54,600. Mr. Mathews, our Executive Vice President and Chief Financial Officer, will be eligible for a maximum payout of up to 15% of his annual salary, or $33,075. The final determination amount will be considered earned on the date of the Effective Time and is expected to be paid in 2013.

2011 Management Incentive Compensation Plan

On March 4, 2011, the Board approved the Viking Systems, Inc. 2011 Management Incentive Compensation Plan (the “2011 Plan”). The 2011 Plan is designed to retain and reward the highly qualified executives and management important to our success, and to provide incentives relating directly to the financial performance and long-term growth of our Company. The approved executive officers in the 2011 Plan are Mr. Kennedy, our President and Chief Executive Officer, and Mr. Mathews, our Executive Vice President and Chief Financial Officer. Each member of our management personnel is also eligible to participate in the 2011 Plan.

The 2011 Plan provides for target bonus amounts as incentive compensation, calculated as a percentage of each participant’s annual salary if certain financial goals and other individual objectives are met during fiscal year 2011.  The 2011 Plan includes four components: (A) the following three components, which are based on the financial performance of the Company: total annual sales, the number of 3DHD Vision systems sold, and operating profit excluding non-cash stock option charges and (B) an individual component, which is based on the performance of the participant. Seventy-five percent of each 2011 Plan participant’s bonus target was tied evenly to all of those components (25% each). The remaining 25% of each 2011 Plan participant’s bonus target was tied to achievement of his or her individual goals for the fiscal year 2011.

Retirement Benefits

Full-time employees of our Company are eligible to participate in our 401(k) savings plan, whereby participants can elect to contribute a portion of his or her earnings, on a pre-tax basis, to the plan. All employee contributions are immediately fully vested. Historically, we have not offered any matching Company contributions. No employer profit sharing or matching contributions were made to the plan in fiscal years 2011 and 2010. We do not provide any other retirement benefits to our employees.

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The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End Table for the Fiscal Year Ended December 31, 2011

Name	# of Shares Underlying Unexercised Stock Options (# exercisable)	# of Shares Underlying Unexercised Stock Options (# unexercisable) (1)	Stock Option Exercise Price ($)	Stock Option Expiration Date

John “Jed” Kennedy, President, Chief Executive Officer and Director	1,181,250	918,750	0.0076	10/16/2019
	437,500	262,500	0.015	7/01/2019
	1,000,000	0	0.33	2/26/2018

Robert Mathews, Executive VP and Chief Financial Officer	1,000,000	0	0.33	2/26/2018
	125,000	125,000	0.27	1/04/2020

(1)	Remaining unvested stock options vest at the rate of 6.25% of the total grant at the end of each calendar quarter.

Director Compensation

The following table sets forth information concerning the compensation provided to each person who served as a non-employee member of the Board during the fiscal year ended December 31, 2011.  Members of our Board who are employees of Viking do not receive any fees for their service on our Board or for their service as a chair or committee member. During the fiscal year ended December 31, 2011, Mr. Kennedy was our only employee director.

Director Compensation Table for the Fiscal Year Ended December 31, 2011

Name	Fees Earned or Paid in Cash	Stock Option Awards (1)		Total
William C. Bopp (2)	$29,500	$13,748	(2)	$43,248
Joseph A. De Perio (3)	$14,000	$34,276	(3)	$48,276
Hooks K. Johnston (4)	$11,000	$34,276	(4)	$45,276
Amy S. Paul (5)	$14,000	$34,276	(5)	$48,276
William Tumber (6)	$31,500	$13,748	(6)	$45,248

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(1)	The amount reported represents the grant date fair value of stock options granted during the year and does not represent an amount paid to or realized by the director. There is no certainty that the directors will realize any value from these stock options, and to the extent they do, the amounts realized may have no correlation to the amounts reported above. The grant date fair value of the stock options was calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 13 of the Notes to our Financial Statements for the year ended December 31, 2011 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2012 for a discussion of all assumptions made by us in determining values of our stock options.
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(2)	On April 30, 2011, we granted Mr. Bopp options to purchase 75,000 Shares. These options vest on the one year anniversary of grant date and expire on April 30, 2021.

(3)	On June 9, 2011, we granted Mr. De Perio options to purchase 150,000 Shares. These options vest on the one year anniversary of grant date and expire on June 8, 2021.

(4)	On June 9, 2011, we granted Mr. Johnson options to purchase 150,000 Shares. These options vest on the one year anniversary of grant date and expire on June 8, 2021.

(5)	On June 9, 2011, we granted Ms. Paul options to purchase 150,000 Shares. These options vest on the one year anniversary of grant date and expire on June 8, 2021.

(6)	On April 30, 2011, we granted Mr. Tumber options to purchase 75,000 Shares. These options vest on the one year anniversary of grant date and expire on April 30, 2021.

Narrative to Director Compensation

Non Employee Directors’ Cash Compensation

Effective February 2008, the Board approved the following cash compensation structure: $1,500 quarterly retainers, $3,000 for in-person attendance at each board meeting, $1,000 for telephonic attendance at board meetings and $500 for each committee meeting attended.  Additionally, the Audit Committee and Compensation Committee chairperson will receive quarterly fees of $1,500 and $1,000, respectively.

Effective October 1, 2010, the Board approved a quarterly fee of $2,500 for the Chairman of the Board.

Non Employee Directors’ Stock Option Awards

Pursuant to our Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”) that was adopted by our Board on January 3, 2008 and subsequently approved by our stockholders, each person who is elected or appointed to be a non-employee director for the first time after the effective date of the Directors’ Plan will be granted an option to purchase 150,000 Shares upon such election or appointment. In addition, each non-employee director who continues to serve as a non-employee director is automatically granted an option to purchase 75,000 Shares on April 30 of each calendar year. Provided, however; that if a person who is first elected as a non-employee director after the effective date of the Directors’ Plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of Shares subject to such annual grant shall be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non-employee director. The options will vest 100% on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to us or one of our affiliates. Options granted under the Directors’ Plan will have an exercise price equal to 100% of the fair market value of the common stock on the grant date of such options and a term of ten years.  600,000 options and 112,500 options were granted to our non-employee directors during 2011 and 2010, respectively.

Golden Parachute Compensation

Under Item 402(t) of Regulation S-K, we are required to provide certain information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains.

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That information is set forth in “Item 8 - Additional Information - Golden Parachute Compensation” of the Schedule 14D-9 filed by us on August 24, 2012, and is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following tables sets forth information regarding the beneficial ownership of our Common Stock as of August 23, 2012 as to Shares beneficially owned by: (1) each person known by us to beneficially own five percent or more of the outstanding Shares; (2) our directors and nominees for director; (3) each of our Named Executive Officers listed in the summary compensation table; and (4) all of our current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Shares that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to stock options and warrants held by that person that are currently exercisable or vested, or which will become exercisable or vest within 60 days of August 23, 2012, but we have not assumed any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director’s Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. As of August 23, 2012, we had 72,554,620 shares outstanding.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Shares Beneficially Owned
Clinton Magnolia Master Fund Ltd. (1) c/o Clinton Group, Inc. 9 West 57th Street, 26th Floor, New York, NY 10019	14,023,457 (2)	19.33%
DAFNA Capital Management, LLC (3) 10990 Wilshire Boulevard Suite 1400 Los Angeles, CA 90024	3,483,118 (4)	4.8%
The Focus Fund LP (5) c/o Hughes Capital Investors, LLC 24 La Vista Drive Ponte Vedra, Florida 32802	4,300,000 (6)	5.9%

(1)	Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. Clinton Group, Inc. is the investment manager of Clinton Magnolia Master Fund, and consequently has voting control and investment discretion over securities held by Clinton Magnolia Master Fund. By virtue of his direct and indirect control of Clinton Magnolia Master Fund and Clinton Group, George Hall, as chief investment officer and president of Clinton Group, is deemed to have voting power and investment power over these securities and may be deemed to beneficially own any securities owned by Clinton Group and Clinton Magnolia Master Fund.
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(2)	We relied on a Schedule 13D filed jointly with the SEC on May 20, 2011 by Clinton Group, Inc., Clinton Magnolia Master Fund, Ltd., and George Hall. Clinton Magnolia Master Fund beneficially owns 14,023,457 shares of common stock. Clinton Magnolia Master Fund holds common stock purchase warrants purchased and originally exercisable into 10,651,035 shares of common stock, in the aggregate. However, the aggregate number of Shares into which such Warrants are exercisable, and which Clinton Magnolia Master Fund has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by Clinton Magnolia Master Fund, does not exceed 4.99% of the total outstanding shares of common stock. Accordingly, such warrants are not currently exercisable into common stock until the actual shares of common stock held by Clinton Magnolia Master Fund is less than 4.99% of the total outstanding shares of common stock. Clinton Magnolia Master Fund may waive this 4.99% restriction with 61 days notice to us.

(3)	DAFNA Capital Management, LLC is a Delaware limited liability company. DAFNA Capital Management is the investment adviser of DAFNA LifeScience Market Neutral, Ltd., DAFNA LifeScience Select, Ltd., and DAFNA LifeScience, Ltd. DAFNA Capital Management, in its capacity as investment adviser to DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience, may be deemed to be the beneficial owner of the shares owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the securities owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience. Nathan Fischel and Fariba Ghodsian are part-owners of DAFNA Capital Management, and managing members. As controlling persons of DAFNA Capital Management, they may be deemed to beneficially own the securities owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience.

(4)	We relied, in part, on a Schedule 13G filed jointly with the SEC on February 14, 2012 by DAFNA Capital Management, LLC, Nathan Fischel and Fariba Ghodsian for this information. DAFNA Capital Management beneficially owns 3,483,118 shares of common stock. DAFNA Capital Management holds common stock purchase warrants previously purchased and originally exercisable into 3,000,000 shares of common stock, in the aggregate. However, the aggregate number of shares of common stock into which such warrants are exercisable, and which DAFNA Capital Management has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by DAFNA Capital Management does not exceed 4.99% of the total outstanding shares of common stock. Accordingly, such warrants are not currently exercisable into common stock until the actual shares of common stock held by any of DAFNA Capital Management is less than 4.99% of the total outstanding shares of common stock. DAFNA LifeScience Market Neutral, Ltd., DAFNA LifeScience Select, Ltd., and DAFNA LifeScience, Ltd. may waive this 4.99% restriction with 61 days notice to us.

(5)	The Focus Fund LP is a Delaware limited partnership. Hughes Capital Investors, LLC is the general partner of The Focus Fund, and consequently has voting control and investment discretion over securities held by The Focus Fund. J. Winder Hughes is the managing member of Hughes Capital Investors LLC.

(6)	Hughes Capital Investors, LLC holds common stock purchase warrants exercisable into 240,000 shares of common stock. However, the aggregate number of shares of common stock into which such warrants are exercisable, and which Hughes Capital Investors has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by Hughes Capital Investors, does not exceed 4.99% of the total outstanding shares of common stock. Accordingly, such warrants are not currently exercisable into common stock until the actual shares of common stock held by Hughes Capital Investors is less than 4.99% of the total outstanding shares of common stock. Hughes Capital Investors may waive this 4.99% restriction with 61 days notice to us.
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Current Directors and Executive Officers

		Amount of beneficial ownership			Percent of Shares Beneficially Owned (2)
Name and address of beneficial owner (1)	Nature of beneficial ownership	Shares Owned	Shares – Rights to Acquire (3)	Total Number
John “Jed” Kennedy (4)	President and Chief Executive Officer	0	3,143,750	3,143,750	4.2%
Robert Mathews (5)	Executive Vice President and Chief Financial Officer	0	1,171,875	1,171,875	1.6%
William C. Bopp (6)	Chairman of the Board	9,522,727	11,878,292	21,401,019	25.4%
Joseph A. De Perio (7)	Director	10,000	15,000	160,000	*
Hooks K. Johnston (8)	Director	0	150,000	150,000	*
Amy S. Paul (9)	Director	0	150,000	150,000	*
William Tumber (10)	Director	0	375,000	375,000	*
All current directors and executive officers as a group (7 persons)		9,532,727	17,018,917	26,551,644	29.6%

* Percentage of shares beneficially owned does not exceed one percent of issued and outstanding Shares.

(1)	Unless otherwise stated, the address of each beneficial owner listed on the table is c/o Viking Systems, Inc., 134 Flanders Road, Westborough, MA 01581.

(2)	On August 23, 2012, we had 72,554,620 shares of common stock outstanding. In computing percentage ownership of a person, shares of common stock subject to stock options and warrants held by that person that are currently exercisable or vested, or which will become exercisable or vest within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan, are also deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)	Represents shares subject to outstanding stock options and warrants currently exercisable or vested, or which will become exercisable or vest within 60 days of August 23, 2012, but we have not assumed any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director’s Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(4)	Mr. Kennedy is our President and Chief Executive Officer. Mr. Kennedy beneficially owns 3,143,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(5)	Mr. Mathews is our Executive Vice President and Chief Financial Officer. Mr. Mathews beneficially owns 1,171,875 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.
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(6)	Mr. Bopp is Chairman of the Board. Mr. Bopp beneficially owns 9,522,727 shares of common stock, 11,765,792 shares of common stock issuable upon the exercise of warrants, and 112,500 shares of common stock issuable upon the exercise of options that, respectively, are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(7)	Mr. De Perio is a member of the Board. Mr. De Perio beneficially owns 10,000 shares of common stock and 150,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(8)	Mr. Johnston is a member of the Board. Mr. Johnston beneficially owns 150,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(9)	Ms. Paul is a member of the Board. Ms. Paul beneficially owns 150,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

(10)	Mr. Tumber is a member of the Board. Mr. Tumber beneficially owns 375,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of August 23, 2012, not assuming any acceleration of the vesting of the stock options or warrants immediately prior to a change of control, as such term is respectively defined in the Director's Plan and the Viking Systems, Inc. Amended and Restated 2008 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

During the years ended December 31, 2011 and 2010, we did not have any related party transactions that exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock (collectively, the “Reporting Persons”) are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based upon reports provided to us by our officers and directors, we believe that, during the year ended December 31, 2011, the Reporting Persons met all applicable Section 16(a) filing requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the disclosure requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file reports, information statements and other information, including annual and quarterly reports on Form 10-K and 10-Q, respectively, with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site is http://www.sec.gov.

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A copy of our Annual Report on Form 10-K for the year ended December 31, 2011, and all amendments thereto, which contains financial statements audited by our independent registered public accounting firm as filed with the SEC (including financial statements and schedules), as well as copies of our corporate governance materials, will be furnished, at no cost, to a stockholder upon written request to: Viking Systems, Inc., Attn: Secretary, 134 Flanders Road, Westborough, MA 01581 or via telephone at (508) 366-3668.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this Information Statement (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to such previous statement. Any statement so modified or superseded will not be deemed a part of this Information Statement except as so modified or superseded.

The Report of the Audit Committee included in this Information Statement shall not be deemed “soliciting material” or otherwise deemed to be “filed” with the SEC and shall not be deemed to be incorporated by reference into any other filing under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate those portions of this Information Statement by reference therein. We are not including the information contained on our website as part of, or incorporating it by reference into, this Information Statement.

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Appendix A

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

The Audit Committee shall report to and assist the Board of Directors (the “Board”) of Viking Systems, Inc., a Delaware corporation (the “Company”), by providing oversight of the financial management, independent auditors and financial reporting procedures of the Company, as well as such other matters as directed by the Board or this Charter.

Purpose

The policy of the Audit Committee, in discharging these obligations, shall be to maintain and foster open communication between the Audit Committee and the independent registered public accounting firm, the Company's financial management and internal auditors.

The Audit Committee shall represent and assist the Board of Directors in fulfilling its responsibilities with respect to its oversight of:

a.	The quality and integrity of the Company’s financial statements;

b.	The Company’s compliance with legal and regulatory requirements, including the Company’s disclosure and controls procedures;

c.	The independent registered public accounting firm’s qualifications and independence; and

d.	The performance of the Company’s independent registered public accounting firm.

The Audit Committee shall also produce the report required to be included in any Company proxy statement by the rules of the Securities and Exchange Commission (the “SEC”).

Membership

The Audit Committee shall consist of at least one member and preferably three members of the Board, each of whom (i) is “independent” under the listing standards of the NASDAQ Stock Market and the applicable rules and regulations of the Securities and Exchange Commission, (ii) does not accept any consulting, advisory or other compensatory fee from the Company other than in his or her capacity as a member of the Board or any committee of the Board, and (iii) has not participated in the preparation of the financial statements of the Company or any subsidiary at any time during the past three years.

Each member shall, in the judgment of the Board, be financially literate and have the ability to read and understand the Company’s basic financial statements, including a company's balance sheet, income statement, and cash flow statement. At least one member of the Audit Committee must, in the judgment of the Board, be financially sophisticated under the rules of the NASDAQ Stock Market. The Board shall determine whether at least one member is an “audit committee financial expert” as defined by Item 407(d)(5) of SEC Regulation S-K.

No member of the Audit Committee may receive any compensation from the Company other than (i) directors fees, which may be received in cash, stock options or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that other directors receive.

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No member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Company, unless the Board of Directors (i) determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and (ii) such determination is disclosed by the Company in its annual proxy statement.

Appointment and Removal

The members of the Audit Committee shall be appointed by the Board and shall serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Audit Committee may be removed, with or without cause, by a majority vote of the Board.

The Board shall also designate one member of the Audit Committee as its Chairman. The Chairman will chair all regular sessions of the Audit Committee and set the agendas for Committee meetings. The Chairman shall be entitled to cast a vote to resolve any ties.

Meetings

The Audit Committee shall meet formally at least four times each fiscal year in advance of the release of quarterly financial results and can hold meetings more frequently as circumstances dictate. As part of its goal to foster open communication, the Audit Committee shall periodically meet with management and the independent registered public accounting firm to discuss any matters that the Audit Committee or each of these persons or firms believe would be appropriate to discuss privately. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent registered public accounting firm to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee shall report regularly to the Board with respect to its activities and make recommendations to the Board as appropriate.

Minutes of each meeting of the Audit Committee shall be prepared and distributed to each director of the Company after each meeting. The minutes will be filed and retained with the minutes of the meetings of the Board by the Company’s Secretary.

The time and place of the meetings of the Audit Committee and the procedures to be followed at such meetings shall be determined from time to time by the members of the Audit Committee, provided that (i) a quorum for meetings shall be a majority of the members present in person or by telephone or any other telecommunications device which allows all persons participating in the meeting to speak and to hear each other, (ii) the affirmative vote of a majority of the members of the Audit Committee present at a meeting at which quorum is present shall be the act of the Audit Committee, and (iii) the Audit Committee may act by unanimous written consent signed by each member of the Audit Committee. The Audit Committee may meet in executive session, as the Audit Committee deems necessary or appropriate.

Responsibilities, Duties and Powers

In fulfilling its responsibilities, the Audit Committee believes that its functions and procedures should remain flexible in order to address changing conditions most effectively. This list of responsibilities is presented for illustrative purposes and is not intended to be exhaustive. The Audit Committee may conduct additional activities as appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Audit Committee shall also fulfill other responsibilities and functions as delegated to it from time to time by the Board.

The operation of the Audit Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. To carry out its purposes and to implement the policy of the Audit Committee, the Audit Committee shall have the following responsibilities, duties and powers:

Independent Registered Public Accounting Firm

1.	Select and retain, evaluate and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm’s compensation, oversee the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm. In discharging its role, the Audit Committee is empowered to study or investigate any matter, interest, or concern that the Audit Committee deems appropriate. In this regard, the Audit Committee shall have the authority to retain outside legal, accounting and other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention.
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2.	Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services. Such pre-approval may be made solely by the Audit Committee Chairman if so desired by the committee.

3.	At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm’s internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (PCAOB) review of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding three years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.

4.	At least annually: (a) consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with independence; and (b) obtain and review a report from the independent registered public accounting firm describing all relationships between the firm or its affiliates and the Company or individuals in a financial reporting oversight role at the Company, that may reasonably be thought to bear on the firm’s independence, and discuss with the firm the potential effects of any disclosed relationships on the independence.

5.	Instruct the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders.

Financial Statements and Document Review

1.	Review with the independent registered public accounting firm: (a) the scope and results of the audit; (b) any problems or difficulties that the auditor encountered in the course of the audit work, and management’s response; and (c) any questions, comments or suggestions the auditor may have relating to the internal controls, and accounting practices and procedures, of the Company or its subsidiaries.

2.	Review with the independent registered public accounting firm and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries; and (b) current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate.

3.	Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: (a) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; (b) disclosures relating to internal controls over financial reporting; and (c) the items required by applicable generally accepted auditing standards relating to the conduct of the audit of annual financial statements or review of interim financial statements.

4.	Recommend to the Board, based on the review described in paragraph 3 above and the review of independence of the independent registered public accounting firm, to endorse the financial statements to be included in the annual report on Form 10-K.
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Reports

1.	Prepare all reports related to the Audit Committee and required to be included in any Company proxy statement and other required filings, pursuant to and in accordance with applicable rules and regulations of the SEC.

The Audit Committee shall provide such recommendations, as the Audit Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chairman or any other member of the Audit Committee designated by the Audit Committee to make such report.

2.	Report regularly to the full Board including any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent registered public accounting firm, or the performance of the internal audit function.

Legal Compliance and General

1.	Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and relevant major legislative and regulatory developments that could materially impact the Company’s contingent liabilities and risks.

2.	Establish and oversee procedures for: (a) the confidential and anonymous receipt, retention and treatment of complaints regarding the Company’s accounting, internal controls and auditing matters; and (b) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters

Oversight of Committee Matters

1.	Report regularly to the Board on its meetings and discussions and review with the Board significant issues or concerns that arise at Audit Committee meetings, including its evaluation of the independent registered public accounting firm.

2.	Review the adequacy of this Charter annually and recommend to the Board any modifications to this Charter, which the Committee deems appropriate, for approval by the Board.

The Chairman or any one or more members of the Audit Committee, as designated by the Audit Committee, may act on behalf of the Committee. The Committee shall be given full access to the Company’s Board, corporate executives and the independent registered public accounting firm as necessary to carry out the aforementioned responsibilities.

Notwithstanding the foregoing, the Audit Committee is not responsible for certifying the Company’s financial statements or guaranteeing the independent registered public accounting firm’s report. The fundamental responsibility for the Company’s financial statements and disclosures rests with management.

Resources and Authority of the Audit Committee

The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or independent counsel or other experts and advisors, as it deems necessary or appropriate.

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Appendix B

CHARTER OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

The Compensation Committee is appointed by the Board of Directors (the “Board”) of Viking Systems, Inc., a Delaware corporation (the “Company”) to discharge the Board’s responsibilities relating to the compensation of the Company’s directors and executives, and oversight of the management of the various pension, long-term incentive, savings, health and welfare plans that cover the Company's employees. If required, this responsibility includes the review and discussion with management of the Compensation Discussion and Analysis (the “CD&A”) to be included in the Company’s proxy statement and annual report on Form 10-K and to prepare the Compensation Committee Report regarding the Committee’s recommendation that the CD&A be included in such proxy statement and annual report, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Membership

The Compensation Committee shall consist of at least one and preferably three members of the board of directors, each of whom is (i) “independent” as defined under the listing standards of the NASDAQ Stock Market, (ii) a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, (iii) and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code.

No member of the Compensation Committee may receive remuneration from the Company, either directly or indirectly, in any capacity other than as a director.

Appointment and Removal

The members of the Compensation Committee shall be appointed by the Board and shall serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Compensation Committee may be removed, with or without cause, by a majority vote of the Board.

The Board shall also designate one member of the Compensation Committee as its Chairman. The Chairman will chair all regular sessions of the Compensation Committee and set the agendas for Committee meetings. The Chairman shall be entitled to cast a vote to resolve any ties.

Meetings

The Compensation Committee will meet in person or telephonically at least annually at a time and place determined by the Committee Chairman, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Compensation Committee or its Chairman. The Compensation Committee may invite the President and Chief Executive Officer, Chairman of the Board, Secretary, Chief Financial Officer, or any other officer desired by the Compensation Committee or its Chairman to attend any meeting or meetings of the Compensation Committees, except for portions of the meetings where such presence would be inappropriate, as determined by the Compensation Committee or its Chairman. No such person may be present during any discussions and deliberations of the Compensation Committee regarding the compensation of any such person. The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee.

Responsibilities, Duties, and Powers

In fulfilling its responsibilities, the Compensation Committee believes that its functions and procedures should remain flexible in order to address changing conditions most effectively. This list of responsibilities is presented for illustrative purposes and is not intended to be exhaustive. The Compensation Committee may conduct additional activities as appropriate in light of changing business, legislative, regulatory, legal or other conditions.

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The operation of the Compensation Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The following are the powers, duties and responsibilities of the Committee and may be modified by the Board from time to time:

1.	Review and approve all compensation programs applicable to executive officers of the Company, including all forms of salary paid to executive officers of the Company and the grant of all forms of bonus and equity compensation provided to the executive officers of the Company.

2.	In consultation with senior management, establish, review, and evaluate the long-term strategy of employee compensation and the types of equity and other compensation plans used by the Company.

3.	Review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer (the “CEO”), evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of the CEO’s compensation, the Committee may consider, among other factors, the Company’s performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years, and any other factors the Committee deems appropriate. In connection with this evaluation, the Committee may request and receive input from other non-employee Board members either formally or informally.

4.	Approve any new compensation plan or any material change to an existing compensation plan whether or not subject to stockholder approval, make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans subject to shareholder approval, oversee the activities of the individuals and committees responsible for overseeing the Company's compensation plans, and discharge any responsibilities imposed on the Committee by any of these plans.

5.	In consultation with management, oversee regulatory compliance with respect to compensation matters, including overseeing the Company's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

6.	Review and approve any severance or similar termination payments proposed to be made to any current or former executive officer of the Company.

7.	Review and approve all compensation programs applicable to members of the Board, including all forms of cash compensation paid to members of the Board and the grant of all forms of equity compensation provided to members of the Board.

8.	Review the risks associated with the Company’s compensation policies and practices, including an annual review of the Company’s risk assessment of its compensation policies and practices for its employees.

9.	Undertake any other responsibilities expressly delegated to the Committee by the Board from time to time relating to compensation matters.

Reports

1.	Prepare all reports required to be included in the Company’s proxy statement and other required filings, pursuant to and in accordance with applicable rules and regulations of the SEC.

2.	If required, review the CD&A with management and recommend to the Board based upon the review: (a) whether the CD&A should be included in the Company’s proxy statement and annual report on Form 10-K, (b) and whether the report is in accordance with applicable SEC rules and regulations.
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Oversight of Committee Matters

1.	Report regularly to the Board on its meetings and discussions and review with the Board significant issues or concerns that arise at Compensation Committee meetings, including a summary of recent actions taken by the Compensation Committee.

2.	Conduct an annual performance evaluation of the Compensation Committee’s performance in fulfilling its duties and responsibilities under this Charter.

3.	Review the adequacy of this Charter annually and recommend to the Board any modifications to this Charter, which the Committee deems appropriate, for approval by the Board.

Resources and Authority of the Compensation Committee

The Compensation Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. The Compensation Committee may, at its discretion, also review the choice of any consultants or other experts recommended by management for the purpose of reviewing the Company’s executive compensation.

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ANNEX B

Cantor Fitzgerald & CO. 110 East 59th Street New York, New York 10022 Tel 212.938.5000 www.cantorfitzgerald.com

August 13, 2012

The Board of Directors

Viking Systems, Inc.

134 Flanders Road

Westborough, MA 015 81

Ladies and Gentlemen:

We understand that Viking Systems, Inc. ("Viking") intends to enter into an Agreement and Plan of Merger to be dated as of August 14, 2012 (the "Merger Agreement"), among Viking, CONMED Corporation ("Parent") and Arrow Merger Corporation, a wholly-owned subsidiary of Parent ("Merger Subsidiary"), pursuant to which, among other things, (i) Parent proposes to cause Merger Subsidiary to commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Viking at a price per share of $0.27, without interest (the "Purchase Price"), and (ii) following the acceptance for payment of shares of Common Stock pursuant to the Offer satisfying the Minimum Tender Condition, Merger Subsidiary will be merged with and into Viking, with Viking continuing as the Surviving Corporation, whereby each issued and outstanding share of Common Stock not tendered in the Offer will be converted into the right to receive the Purchase Price (the "Merger" and, together with the Offer, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. Capitalized terms not defined herein shall have the meanings assigned to them in the Merger Agreement.

We also understand that (i) certain stockholders of the Company (such stockholders, the "Excluded Parties") have entered or will enter into Tender and Voting Agreements with Parent (collectively, the "Voting Agreements") providing that the Excluded Parties have, among other things, agreed to tender the shares of Common Stock beneficially owned by them in the Offer and support the Transaction and (ii) with respect to certain outstanding warrants to purchase shares of Common Stock, the Company expects to enter into two amendments, one amendment to be executed by the holders of warrants representing more than 50% of the number of shares of Common Stock subject to such warrants, and a second amendment to be executed by Hughes Capital, where such amendments would permit the cash-out of such warrants as contemplated in the Merger (collectively with the Merger Agreement and the Voting Agreements, the "Transaction Documentation"). You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render an opinion (this "Opinion") to you as to whether, as of the date hereof, the Purchase Price to be received by the public holders of Common Stock, excluding (i) current officers and directors of Viking and (ii) the Excluded Parties, pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering this Opinion, we have:

•	reviewed drafts of the Transaction Documentation, each dated August 13, 2012;

•	reviewed Viking's Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the period ended March 31, 2012, and a draft of the Quarterly Report on Form 10-Q for the period ended June 30, 2012;

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The Board of Directors

Viking Systems, Inc.

August 13, 2012

•	reviewed certain operating and financial information relating to Viking's business and prospects, including projections for Viking for the four years ending December 31, 2015, all as prepared and provided to us by Viking's management;

•	met with certain members of Viking's senior management and the Board of Directors to discuss Viking's historical and current business and operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Common Stock of Viking;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of other publicly-traded companies which we deemed generally comparable to Viking;

•	reviewed the terms of certain relevant transactions which we deemed generally comparable to the Transaction;

•	performed discounted cash flow analyses based on the projections for Viking furnished to us by Viking;

•	contacted selected parties regarding their interest in pursuing a transaction with Viking;

•	reviewed and discussed with the management and the Board of Directors of Viking certain alternatives to the Transaction;

•	participated in discussions and negotiations among representatives of Viking and Parent and their respective legal and other advisors with respect to the Transaction; and

•	conducted such other studies, analyses, inquiries and investigations and considered such other factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Viking or obtained by us from public sources, including, without limitation, the projections referred to above, and Cantor Fitzgerald & Co. ("CF&CO") does not assume responsibility for the accuracy or completeness of any such information. We also assumed that there has been no material change in the assets, financial condition, business or prospects of Viking since the date of the most recent financial statements provided to us. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Viking as to the expected future performance of Viking. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, we express no view or opinion as to such projections and the assumptions upon which they are based, and we have further relied upon the assurances of the senior management of Viking that they are unaware of any facts that would make the information and projections incomplete or misleading. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any waivers of any material rights thereunder by any party and any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Viking or on the expected benefits of the Transaction in any way material to our analysis. We have assumed that (i) the executed Transaction Documentation does not differ in any material respect from those reviewed by CF&CO, (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Viking, and (iii) the representations and warranties contained in the Merger Agreement made by the parties thereto are true and correct in all respects material to our analysis.

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The Board of Directors

Viking Systems, Inc.

August 13, 2012

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Viking, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Viking, and we have considered the results of such solicitation in rendering this Opinion. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Viking and its advisors with respect to such issues. This Opinion does not address any legal, tax, regulatory or accounting matters.

We do not express any opinion herein as to the price or range of prices at which the shares of Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as the exclusive financial advisor to Viking in connection with the Transaction and willreceive a fee for such services pursuant to an engagement letter with Viking (the "Engagement Letter"), a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is non-contingent and payable upon delivery of this letter; however, it may be credited against the contingent portion of the fee payable upon consummation of the Transaction. We are also entitled to additional compensation if the Transaction is not consummated but Viking receives a "break up" fee or similar payment. In addition to any fees, Viking has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. In accordance with the terms of the Engagement Letter, Viking has also given CF&CO the exclusive right to provide certain investment banking and other services to Viking during the term of the Engagement Letter, on customary terms and conditions; other than this engagement, during the two years preceding the date of this Opinion, CF&CO has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Consistent with applicable legal and regulatory requirements, CF&CO has adopted certain policies and procedures to establish and maintain the independence of CF&CO's research departments and personnel. As a result, CF&CO's research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Viking and the Transaction and other participants in the Transaction that differ from the views of CF&CO's investment banking personnel.

In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Viking, Parent and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold, directly or indirectly, long or short positions in such securities, bank debt, financial instruments and derivatives. In addition, CF&CO and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by Viking, Parent and/or their respective affiliates, and in portfolio companies of such funds.

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The Board of Directors

Viking Systems, Inc.

August 13, 2012

It is understood that this letter is intended solely for the benefit and use of the Board of Directors of Viking in connection with its consideration of the Transaction. Neither this Opinion nor any summary of this Opinion may be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, nor is any public reference to this Opinion or disclosure to any third party permitted to be made, without our prior written consent (such consent not to be unreasonably withheld); provided, however, that this Opinion may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any joint proxy statement/prospectus to be distributed to the holders of Common Stock in connection with the Transaction. This Opinion does not constitute a recommendation to the Board of Directors of Viking in connection with the Transaction, nor does this Opinion constitute a recommendation to any holders of Common Stock as to whether to tender any such shares pursuant to the Offer and/or how to vote in connection with the Transaction. This Opinion does not address Viking's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Viking, the financing of the Transaction or the effects of any other transaction in which Viking might engage. In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Viking under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Viking's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Purchase Price.

This Opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO. This Opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising this Opinion based on circumstances or events occurring after the date hereof.

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The Board of Directors

Viking Systems, Inc.

August 13, 2012

This Opinion should not be construed as creating any fiduciary duty on the part of CF&CO to, or any agency relationship between CF&CO and, any other party.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be received by the public holders of Common Stock, excluding (i) current officers and directors of Viking, and (ii) the Excluded Parties, pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.

Very truly yours,

CANTOR FITZGERALD & CO.

By: /s/ Steven L. Kantor

       Steven L. Kantor

       Executive Managing Director

       Global Head of Investment Banking

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